FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Production and earnings decline due to seasonal
Christmas break in South Africa
JOHANNESBURG. 7 May 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the March 2010 quarter of R316 million compared with earnings of R1,409 million and R1,307 million in the December 2009 and the March 2009 quarters respectively. In US dollar terms net earnings for the March
2010 quarter were US$44 million, compared with US$187 million and US$140 million for the December 2009 and March 2009 quarters respectively.
March 2010 quarter salient features:
·
Attributable gold production of 793,000 ounces;
·
Strong performance at the international operations with a 6 per cent increase in production;
·
Net cash inflow of R1 billion despite lower production;
·
South Deep ventilation shaft deepening commenced;
·
Total cash cost up 15 per cent from R147,648 per kilogram (US$613 per ounce) to R169,538 per kilogram(US$703 per ounce);
·
Notional cash expenditure up 12 per cent from R216,830 per kilogram (US$900 per ounce) to R241,860 per kilogram (US$1,003 per ounce);
·
Damang’s secondary crusher successfully commissioned on time and within budget.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
I deeply regret to report that the South Africa region reported three fatal accidents during Q3 F2010. We remain singularly focused on eliminating all serious and fatal accidents on all of our mines and our deliberate efforts towards this goal continue unabated. One of the most important safety initiatives is the set of measures we are putting in place to counteract the impact of seismicity. These initiatives are showing early promise.

Our improved performance in the management of safety generally, combined with positive engagement and cooperation with the Safety
Inspectorate of the Department of Mineral Resources has resulted in reduced safety stoppages. We will continue to work closely with the
Department to improve our safety.

Attributable gold production of 793koz was achieved during Q3, which is broadly in line with the revised guidance issued on 26 March 2010. The decrease in production this quarter was due to the customary Christmas break in South Africa, accelerated maintenance at Kloof Main shaft and safety related stoppages late in the December quarter which reduced opening inventories of available ore early in the March quarter. I am pleased to report that production at all of the South African mines has since improved and we expect that increase to be sustained in Q4.

The seasonal decline in South Africa was partially offset by a 6 per cent increase in the combined attributable production of the international regions to 398koz, which reflects the improved outlook for our operations in West
Africa, Australasia and South America.

Overall, we expect Group production during Q4 to approach the level achieved in the December 2009 quarter.

In the West Africa region, Tarkwa continues to gain momentum after resolving commissioning issues relating to the newly expanded CIL plant and is expected to increase production during Q4 F2010. At Damang, the new secondary crusher is in the process of being commissioned which should positively impact on the recovered grades and lead to an increase in production levels over the next few quarters.

In the Australasia region, the strategy to address the grade gap at St. Ives had positive results, with blended recovered grades from all sources on the mine improving by 24 per cent to 2.1 grams per ton, resulting in a 12 per cent increase in production. Indications are that this trend is being maintained into Q4 F2010. Agnew saw a 13 per cent decline in production due to lower underground tons associated with complex ground conditions which are expected to be of a short term nature. Production levels are expected to be similar in Q4 F2010. Production should improve in F2011 once additional areas are opened up by this underground mine.

In the South America region, Cerro Corona had an outstanding quarter with a 13 per cent increase in gold equivalent ounces produced. This increase was mainly as a result of higher gold and copper grades during the quarter.

On the growth front significant progress was made during the quarter. On-
mine exploration at St Ives’ Argo-Athena camp, Agnew’s Kim and Main
Lode’s and Damang’s Greater Damang and Amoanda North project areas continue to deliver excellent results and we expect to post increases in the reserves of all three of these mines in our next reserve declaration.

At St Ives, the construction of the new Athena underground mine, which is part of the new Argo-Athena Camp referred to above, is on track to produce its first ore in the first quarter of 2011 and reach full production early in
F2012. It is estimated that this new mine, which could see St Ives producing in excess of 450koz per annum, will add incremental production of up to 100koz per annum. Feasibility studies of the new Hamlet mine in the same camp are underway.

At the Chucapaca project in Peru, results continue to be positive and the interim scoping study should be completed during Q4 F2010. At Cerro
Corona the feasibility study on the exploitation of the oxide stockpiles is progressing rapidly and is expected to be completed by June 2010. This project will enable us to recover an additional 300koz of gold over the next three to five years. An expansion study is also underway at Cerro Corona and this could yield a further modular expansion of production by up to 20 per cent. This study is expected to be completed by December 2010.

Exploration at the Yanfolila project in Mali continues to deliver promising results and our work has outlined possible extensions to the Komana East target. We anticipate completing the scoping study on the Komana East and West targets of this large property by the end of December 2010.
At South Deep, the capital development programme remains on track for this mine to achieve its target of building up to between 750koz and 800koz by the end of 2014. During the quarter we commenced with the deepening of the ventilation shaft, which is a critical milestone in the development of this project. We have also commenced partial hoisting through the newly renovated South shaft. Currently, approximately 60,000 tons of hoisting capacity is available which will assist in the production build up from South
Deep. Further increases in this capacity to 120,000 tons will be available post planned rehabilitation over the next three years.
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR83.30 – ZAR101.70
- at end March 2010
705,734,298
Average Volume - Quarter
2,622,004 shares / day
- average for the quarter
705,524,513
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$11.08 – US$13.89
ADR Ratio
1:1
Average Volume - Quarter
5,918,834 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q3F2010
Forward Looking Statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations;
inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety

We regret to report that three fatal accidents occurred at the South
African operations during the March quarter. An accident occurred at each of Kloof, Driefontein and Beatrix. All of the accidents were related to gravity falls of ground.

The Group’s fatal injury frequency rate improved from 0.14 for the
December quarter to 0.08 for the March quarter. The lost time injury frequency rate regressed from 4.11 to 4.16. The serious injury frequency rate improved from 2.33 to 2.30, while the days lost injury frequency rate regressed from 178 to 185. Year to date the fatal frequency rate when compared with the same period last year is similar at 0.12, while all the other safety rates have improved year on year. The lost time injury frequency rate
improved from 4.63 to 4.14, the serious injury frequency rate improved from 2.68 to 2.22, and the days lost injury frequency rate improved from 189 to 179.

Safe production remains our number one priority and is pursued through the rollout of the Gold Fields Safe Production Rules and through the application of our principal value “if we cannot mine safely, we will not mine”. These Safe Production Rules are further fortified by a leadership measurement programme whereby
declining performance is addressed through specialised
leadership counselling. This is integrated into leadership
programmes which are being rolled out across our operations in order to improve safety. Continued attention is also being paid to management systems and procedures and such systems are
further strengthened through major drives on fall of ground
prevention, seismic risk reduction and good housekeeping
practices.

Measures introduced to reduce the incidence of both gravity
related and seismic falls of ground, focus on centralised blasting, face shape monitoring and pre-conditioning of all high stress mining areas.

Safety improvement practices at all operations are continuing with the ‘stop, think, fix, verify and continue” philosophy.
Financial review
Quarter ended 31 March 2010 compared with
quarter ended 31 December 2009
Revenue
Attributable gold production for the March 2010 quarter amounted to 793,000 ounces compared with 900,000 ounces in the
December quarter. At the South African operations, production decreased from 523,000 ounces to 395,000 ounces due to the
impact of the Christmas break and accelerated maintenance at
Kloof mine. Attributable gold production at the West African operations increased by 4 per cent from 155,000 ounces to
SOUTH AFRICAN RAND
Salient features
UNITED STATES DOLLARS
Nine months to
Quarter
Quarter
Nine months to
March
2009
March
2010
March
2009
Dec
2009
March
2010
March
2010
Dec
2009
March
2009
March
2010
March
2009
78,015
80,836
27,105
27,981
24,690
kg Gold produced* oz (000)
793
900 871
2,599
2,508
152,500
154,303
150,301
147,648
169,538
R/kg Total cash cost $/oz
703
613 471
631
518
227,745
221,417
213,403
216,830
241,860
R/kg Notional cash expenditure $/oz
1,003
900 668
906
773
39,326
41,839
13,278
14,017
14,263
000 Tons milled 000
14,263
14,017
13,278
41,839
39,326
253,567
256,533
289,095
263,828
265,641
R/kg Revenue $/oz
1,102
1,096
906
1,050
861
339
336
344
333
334
R/ton Operating costs $/ton
44
44 35
44
37
8,126
8,835
3,986
3,478
2,570
Rm Operating profit $m
344
463 416
1,163
887
38
39
47
43
35
% Operating margin %
35
43 47
39
38
1,829
2,732
1,307
1,409
316
Rm
Net earnings
$m
44
187 140
360
200
275
387
195
200
44
SA c.p.s. US c.p.s.
6
27 21
51
30
2,035
2,125
1,512
1,381
292
Rm
Headline earnings
$m
40
182 163
280
222
305
301
225
196
41
SA c.p.s. US c.p.s.
6
26 24
40
33
2,032
1,967
1,369
1,022
320
Rm
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, exceptional
items and share of
profit/(loss) of associates
after taxation
$m
44
135 146
259
222
305           279           204           145              45
SA c.p.s. US c.p.s.
6
20 21
37
33
* All salient features given above are managed figures except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8%.

GOLD FIELDS RESULTS Q3F2010 I 2
161,000 ounces. Attributable equivalent gold production at the
South American operation increased by 13 per cent from 79,000 ounces to 89,000 ounces. At the Australian operations, gold
production increased by 3 per cent from 143,000 ounces to
148,000 ounces.

At the South African operations, gold production in the March quarter at South Deep decreased from 72,000 ounces to 58,000 ounces due to the Christmas break. At Beatrix, gold production was 22 per cent lower at 83,000 ounces again due to the effect of the Christmas break, which negatively impacted all the South
African operations. Gold production at Kloof was 32 per cent lower at 108,000 ounces following a decision to accelerate the
replacement of a water pump column at Main shaft. At Driefontein, gold production at 147,000 ounces was 21 per cent lower than the previous quarter due to safety related stoppages late in the
December quarter, which reduced opening inventories of available ore in the March quarter.

At the West African operations, managed gold production at
Tarkwa was similar to the previous quarter. At Damang, gold
production increased by 20 per cent to 54,000 ounces due to an increase in mill throughput, as in the previous quarter the plant underwent a 13 day maintenance shutdown.

In South America, Cerro Corona produced 110,200 equivalent
ounces and sold 110,700 equivalent ounces, which is 12 per cent and 11 per cent higher than the previous quarter respectively.
Equivalent gold production increased due to a 9 per cent increase in concentrate production and increased yields.

At the Australian operations, Agnew’s gold production decreased by 13 per cent due to restricted stope access due to localised poor ground conditions resulting in reduced underground ore
processed. At St Ives, gold production increased by 12 per cent mainly due to higher grades at all the underground mines.

The average quarterly US dollar gold price achieved increased from US$1,096 per ounce in the December quarter to US$1,102
per ounce in the March quarter. The average rand/US dollar
exchange rate at R7.50 was similar to the December quarter, as was the Australian dollar at R6.76. The rand gold price increased from R263,828 per kilogram to R265,641 per kilogram. The
Australian dollar gold price increased from A$1,208 per ounce to
A$1,219 per ounce.

Revenue decreased from R8,067 million (US$1,076 million) in the
December quarter to R7,280 million (US$971 million) in the March quarter due to the lower production.

Operating costs

Net operating costs increased from R4,589 million (US$613
million) in the December quarter to R4,710 million (US$628
million) in the March quarter. Total cash cost increased by 15 per cent from R147,648 per kilogram (US$613 per ounce) in the
December quarter to R169,538 per kilogram (US$703 per ounce)
in the March quarter, mainly as a result of lower production in the
March quarter.

At the South African operations, operating costs decreased by 2 per cent from R2,798 million (US$374 million) to R2,733 million
(US$364 million). This decrease was mainly due to a decrease in consumable costs at all the operations in line with the lower production and ongoing cost saving initiatives. This was partially offset by an increase at South Deep in line with the planned project build-up. Total cash cost at the South African operations increased by 29 per cent from R165,707 per kilogram (US$688
per ounce) to R214,467 per kilogram (US$889 per ounce).

At the West African operations, operating costs including gold-in-
process movements increased by 19 per cent from US$110
million (R824 million) in the December quarter to US$131 million
(R987 million) in the March quarter. Tarkwa increased by US$14 million mainly due to an increase in waste tons mined to improve flexibility, increased fuel costs and the increase in processing costs associated with the introduction of the HPGR (high pressure grinding roller) project. Damang increased by US$7 million mainly due to lower milling activity in the previous quarter and the milling of the stockpile built up last quarter due to the plant downtime while rebuilding the SAG mill. Total cash cost at the West African operations increased from US$524 per ounce in the December
quarter to US$589 per ounce in the March quarter.

At Cerro Corona in South America, operating costs including gold-
in-process movements decreased from US$37 million (R277
million) to US$34 million (R254 million). This decrease was
mainly due to lower plant maintenance costs. Total cash cost at
Cerro Corona decreased from US$378 per ounce in the
December quarter to US$303 per ounce in the March quarter.

At the Australian operations, operating costs including gold-in-
process movements increased from A$101 million (R690 million)
to A$109 million (R736 million). At St Ives, costs increased by
A$6 million (R34 million) mainly due to increased deferred waste charges and increased grade control drilling to increase the level of grade accuracy thereby reducing dilution. At Agnew, the
increase in costs is mainly due to rehabilitation of localised poor ground conditions in current mining areas at Kim South. Total cash cost increased by 7 per cent from US$637 per ounce (A$703 per ounce) to US$681 per ounce (A$755 per ounce).

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which
includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the March quarter amounted to
R241,860 per kilogram (US$1,003 per ounce) compared with
R216,830 per kilogram (US$900 per ounce) in the December
quarter, mainly due to the decreased production at the South
African operations and the increase in operating costs at the West
African and Australian operations.

At the South African operations, the NCE increased from
R242,050 per kilogram (US$1,005 per ounce) in the December
quarter to R310,490 per kilogram (US$1,288 per ounce) in the
March quarter. At the West African operations, the NCE
increased from US$741 per ounce to US$783 per ounce. At the
South American operation, NCE decreased by 14 per cent from
US$617 per ounce in the December quarter to US$532 per ounce in the March quarter. NCE at the Australian operations decreased from US$956 per ounce (A$1,053 per ounce) in the December
quarter to US$931 per ounce (A$1,033 per ounce) in the March quarter.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 26 per cent
decrease in operating profit from R3,478 million (US$463 million)
in the December quarter to R2,570 million (US$344 million) in the
March quarter. The Group operating margin was 35 per cent
compared with 43 per cent in the December quarter. The margin at the South African operations decreased from 35 per cent to 17 per cent. At the West African operations the margin decreased from 54 per cent to 48 per cent. At Cerro Corona in South
America the margin increased from 66 per cent to 71 per cent, while at the Australian operations the margin decreased from 41 per cent to 40 per cent.

3 I GOLD FIELDS RESULTS Q3F2010
Amortisation
Amortisation decreased from R1,156 million (US$154 million) in the December quarter to R1,139 million (US$152 million) in the
March quarter. At the South African operations amortisation
decreased from R613 million (US$82 million) to R536 million
(US$72 million). This was mainly due to the decrease in
production at all the operations. At the West African operations, amortisation was similar at US$31 million (R234 million). At South
America, amortisation increased from US$13 million (R98 million)
to US$14 million (R103 million) due to the increase in production.
At the Australian operations, amortisation increased from US$24 million (R181 million) to US$31 million (R232 million) mainly due to more ounces mined from the more expensive underground
mines at St Ives.

Other

Net interest paid of R45 million (US$6 million) was incurred in the
March quarter compared with net interest paid of R23 million
(US$3 million) in the December quarter. In the March quarter interest paid of R140 million (US$19 million) was partly offset by interest received of R70 million (US$10 million) and interest capitalised of R25 million (US$3 million). The increase in interest paid this quarter was due to an increase in South African debt which carries a higher average interest rate than international debt. This compares with interest paid of R121 million (US$16 million) partly offset by interest received of R78 million (US$10 million) and interest capitalised of R20 million (US$3 million) in the
December quarter.

The share of profit of associates after taxation of R4 million (US$1 million) in the March quarter compares with a profit of R44 million
(US$6 million) in the December quarter. The profit of R4 million
(US$1 million) relates to equity accounted profits realised by Rand
Refinery. The profit in the December quarter relates to equity accounted profits realised by Rand Refinery of R45 million (US$6 million) partly offset by equity accounted losses incurred at Rusoro of R1 million.

The loss on foreign exchange of R16 million (US$2 million) in the
March quarter compares with a gain of R8 million (US$1 million) in the December quarter. The loss in the March quarter and the gain in the December quarter mainly related to exchange differences on the conversion of offshore cash holdings into their functional currency.

The loss on financial instruments of R25 million (US$3 million) in the March quarter compares with a loss of R55 million (US$8
million) in the December quarter. The loss in the March quarter includes realised and unrealised losses of R18 million (US$2 million) on the Cerro Corona copper financial instruments and a
R7 million (US$1 million) loss on US$/ZAR forward cover
contracts taken out. Refer to page 18 of this report for more detail. The loss in the December quarter included realised losses and unrealised losses of R57 million (US$8 million) on the Cerro
Corona copper financial instruments, partially offset by a R2 million (US$nil million) gain on US$/ZAR forward cover contracts taken out during the December quarter.

Share based payments were similar to the previous quarter at
R121 million (US$16 million).

Other costs increased from R25 million (US$3 million) in the
December quarter to R96 million (US$13 million) in the March quarter. This increase was mainly due to increased expenditure on research and development into improved mining
methodologies and reduced income from external training.

Exploration

Exploration expenditure decreased from R168 million (US$22
million) in the December quarter to R127 million (US$17 million) in the March quarter due to timing of expenditure. Refer to the
Exploration and Corporate Development section of this report for more detail.
Exceptional items

The exceptional gain in the March quarter of R22 million (US$4 million) was mainly as a result of profit on the disposal of
1,400,000 of the top-up Eldorado shares. The exceptional gain in the December quarter of R432 million (US$58 million) was mainly as a result of Gold Fields receiving an additional 4,057,762
Eldorado shares valued at R402 million (US$54 million), which were received as a result of Gold Fields exercising its top-up right in Eldorado Gold Corporation due to the completion of an
agreement between Eldorado and Sino Gold, whereby Eldorado
acquired all of the outstanding issued shares of Sino Gold. The balance of R30 million (US$4 million) was profit on the sale of our stake in an exploration junior.

Taxation

Taxation for the quarter amounted to R547 million (US$73 million)
compared with R831 million (US$111 million) in the December
quarter, in line with the decrease in taxable income. The tax expense includes normal and deferred taxation at all operations, together with government royalties.

Earnings

Net profit attributable to ordinary shareholders amounted to R316 million (US$44 million) or 44 SA cents per share (US$0.06 per share), compared with R1,409 million (US$187 million) or 200 SA cents per share (US$0.27 per share) in the December quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments amounted to R292 million (US$40 million) or 41 SA cents per share (US$0.06 per share), compared with earnings of R1,381 million (US$182 million)
or 196 SA cents per share (US$0.26 per share) in the December quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R320 million (US$44
million) or 45 SA cents per share (US$0.06 per share), compared with earnings of R1,022 million (US$135 million) or 145 SA cents per share (US$0.20 per share) reported in the December quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to
R2,584 million (US$345 million), compared with R2,105 million
(US$279 million) in the December quarter. This quarter on
quarter increase of R479 million (US$66 million) was mainly due to a release of working capital of R706 million (US$92 million) in the March quarter compared with an investment in working capital of R949 million (US$126 million) in the December quarter, partially offset by a decrease in profit before tax and exceptional items of
R976 million (US$127 million).

Capital expenditure decreased from R1,967 million (US$262
million) in the December quarter to R1,872 million (US$250
million) in the March quarter.

At the South African operations, capital expenditure decreased marginally from R1,137 million (US$152 million) in the December quarter to R1,085 million (US$145 million) in the March quarter.
Expenditure on Ore Reserve Development (ORD) in the March
quarter at Driefontein, Kloof and Beatrix accounted for R166 million (US$22 million), R175 million (US$23 million) and R110 million (US$15 million), compared with R147 million (US$19
million), R175 million (US$22 million), and R99 million (US$12 million) in the December quarter respectively. The focus on
development is in line with the stated need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from
US$43 million to US$47 million due to increased expenditure on capital waste removal at Teberebie and new mining equipment. In
South America, at Cerro Corona, capital expenditure was similar at US$24 million with the majority of the expenditure on the

GOLD FIELDS RESULTS Q3F2010 I 4
Tailings Management Facility. At the Australian operations,
capital expenditure decreased from A$46 million to A$36 million for the quarter. At St Ives, capital expenditure decreased from
A$31 million to A$27 million with the majority of expenditure on infrastructure development. At Agnew, capital expenditure
decreased from A$15 million to A$9 million with most of the
expenditure on exploration and development activities.

Purchase of investments of R47 million (US$7 million) relates to a secured equipment loan made to one of our mining contractors at
St Ives.

Proceeds on the disposal of investments of R172 million (US$23 million) reflects mainly the sale of 1,400,000 Eldorado shares and
1,392,000 Orezone Gold Corporation shares.

Net cash inflow from financing activities in the March quarter amounted to R578 million (US$78 million). Loans received in the
March quarter amounted to R2.7 billion (US$355 million). This includes R2.4 billion (US$316 million) received from commercial paper issuance and working capital loans of R290 million (US$39 million).

Loans repaid amounted to R2.1 billion (US$279 million),
consisting primarily of R1.8 billion (US$236 million) as a result of the refinancing of the South African commercial paper
programme, R180 million (US$23 million) repayment of offshore facilities and repayment of working capital loans of R150 million
(US$20 million).

Net cash inflow for the March quarter at R1.1 billion (US$143 million) compares with a net cash outflow of R534 million (US$72 million) in the December quarter. After accounting for a negative translation adjustment of R57 million (positive US$3 million), the net cash inflow for the March quarter was R997 million (US$145 million) resulting in a cash balance at the end of March of R2,825 million (US$384 million). The cash balance at the end of
December was R1,828 million (US$239 million).

Balance sheet (Investments and net debt)

Investments decreased from R1,647 million (US$215 million) at 31
December 2009 to R1,399 million (US$190 million) at 31 March
2010.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased from R6,669 million (US$871 million) in the December quarter to R6,091 million (US$829
million) in the March quarter.

Detailed and operational review

South African operations

Cost and revenue optimisation initiatives

During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years. To date, good progress has been made on these projects.

Project 1M

Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and
10 per cent per annum, based on financial year 2009 actuals.
This should translate to similar improvements in tons broken over the same period.
This should be achieved through the following key improvement initiatives:

· drilling and blasting practices to improve advance per blast;
· support, cleaning and sweeping practices to improve blasting frequency;
· mining cycle, labour availability and training; and
· improved pay face availability.

Primarily as a result of the effects of an extended Christmas break, face advance for the quarter reduced by 11 per cent when compared with the previous quarter.

Project 2M

Project 2M is a technology initiative aimed at mechanising all flat-
end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanised rate of 58 per cent of flat end development at the long life shafts by the end of the March quarter. By the end of financial 2010 we expect approximately two thirds of all flat-end development to be mechanised. South Deep is excluded as it is already a fully mechanised mine.

Project 3M

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface above-
ground”) costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom limits of 90 per cent.
During the March quarter, the challenge has been met on
consumption, but the actual tariff of electricity has increased by 36 per cent compared with financial 2009. Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which will use the gravitational force of chilled service water from surface to pump out warm underground water, thereby improving efficiency and reducing electricity costs at Driefontein and Kloof by around 10 Megawatt which approximates two per cent of current usage. Also at these operations, real time monitoring of power consumption has been introduced at all major points of delivery, and pump efficiencies continue to improve.

A project is currently underway to reduce consumption by another
10 per cent. This is a two to three year project and will require fundamental technology changes. Nonetheless, further savings from the existing configuration are possible.

The work place absenteeism project (“Unavailables project”) aims to ameliorate the impact of work place absenteeism on production and costs by targeting a reduction from 14 per cent to 10 per cent of all absenteeism, excluding annual and unpaid leave, by the end of financial 2010. A target of 2 per cent in each of financial 2009 and 2010 was set. The target of 2 per cent reduction was
achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour management. Current targets are being achieved.

The above-ground cost project aims to reduce surface costs by at least R150 million per annum by the end of financial 2010.

5 I GOLD FIELDS RESULTS Q3F2010
Projects in place to reduce above ground cost are the following:
· Shared Services and property division: savings for the quarter were R17 million. These savings were realised by optimisation of process, labour, discounts received and inventory.
· Training expenditure: a focused strategy to service our core business is being developed. Benefits of this re-aligned strategy for the quarter amounted to R9 million.
· South African operations (various small projects): savings for the quarter amounted to R17 million.
· Supply chain projects: contracted savings for the quarter
amounted to R13 million. These benefits were delivered
through competitive tendering on conveyor belts, valves, tyres and various repair contracts and also certain contractual rise and fall arrangements.

Price inflation was experienced in cost areas such as permanent support and some steel products, but overall inflation was similar to the previous quarter and well below CPI.

Project 4M

Project 4M focuses on the Mine Health and Safety Council
(MHSC) milestones agreed to on 15 June 2003 at a tripartite
health and safety summit comprising representatives from
Government, Organised Labour and Mining Companies. The
focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss (NIHL) target the company is focusing on reducing the noise at source. One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110 dB (A) after
December 2013. At the end of the March quarter 96 per cent of equipment measured was below 110 dB (A). A number of action
plans, based on the highest potential exposure source, to reduce the noise at source was implemented. These include inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. Progress to date is encouraging and for the three
interventions is 93 per cent, 78 per cent and 92 per cent
respectively across all four operations.

Silicosis remains one of the biggest health risks associated with the Gold Mining Industry. In order to meet the silicosis targets the company has put several interventions in place. Interventions include the upgrading of tip filters by replacement of complete installations or through the installation of first stage pre-filtration systems, the use of foggers, footwall treatment, and the
installation of tip doors. Progress to date is 71 per cent, 61 per cent and 37 per cent respectively across all four operations which should enable us to meet our targets.

Of the individual gravimetric dust sample measurements taken during the March quarter 4 per cent was above the occupational exposure limits of 0.1 milligrams per cubic metre, thus meeting the target of not more than 5 per cent of individual samples above the occupational exposure limits. Progress against all interventions is monitored monthly and reviewed quarterly.

Project 5M

Uranium project

The feasibility study is still in progress due to complex
permutations being considered on how best to optimise this
project. In parallel, the Environmental Impact Report and
licensing and permitting processes continue.
South Africa region
Driefontein
March
2010
Dec
2009
Gold produced - kg
4,575
5,825
- 000’oz
147.1
187.3
Yield - underground - g/t
6.2
7.2
- combined - g/t
3.3
3.8
Total cash cost - R/kg
195,650
154,678
- US$/oz
811
642
Notional cash expenditure - R/kg
258,907
208,103
- US$/oz
1,074
864

Gold production decreased from 5,825 kilograms (187,300
ounces) in the December quarter to 4,575 kilograms (147,100
ounces) in the March quarter mainly due to a decrease in
underground volume. This decrease was mainly due to the safety related stoppages late in the December quarter which reduced the volume of the opening inventories of available ore early in this quarter. The Christmas break and slow start thereafter also
affected production. Underground tons milled decreased from
720,000 in the December quarter to 651,000 in the March quarter due to the reduced underground production volumes. Surface
tons decreased from 828,000 to 751,000 mainly due to a sinkhole on the rail network which restricted transportation to the plants.
Underground yield decreased from 7.2 grams per ton to 6.2 grams per ton due to lower volumes from the higher grade shafts.
Surface yield declined from 0.8 grams per ton in the December quarter to 0.7 grams per ton in the March quarter.

Main development decreased by 8 per cent for the quarter and on-reef development decreased by 11 per cent both due to the
Christmas break. The average development value increased from
1,209 centimetre grams per ton in the December quarter to 1,985 centimetre grams per ton in the March quarter, primarily due to higher values developed at 1 and 5 shafts.

Operating costs decreased from R938 million (US$125 million) to
R925 million (US$123 million). This decrease was mainly due to lower stores consumption in line with the lower production, and an increase in capitalised development costs, partly offset by an increase in labour costs. Total cash cost increased from R154,678 per kilogram (US$642 per ounce) to R195,650 per kilogram
(US$811 per ounce).

Operating profit decreased from R592 million (US$79 million) in the December quarter to R297 million (US$40 million) in the
March quarter mainly due to the lower production.
Capital expenditure decreased from R274 million (US$37 million)
to R260 million (US$35 million) in the March quarter.

Notional cash expenditure increased from R208,103 per kilogram
(US$864 per ounce) to R258,907 per kilogram (US$1,074 per
ounce) as a result of the lower gold production.

GOLD FIELDS RESULTS Q3F2010 I 6
Kloof
March
2010
Dec
2009
Gold produced - kg
3,344
4,887
- 000’oz
107.5
157.1
Yield - underground - g/t
6.6
7.5
- combined - g/t
3.3
4.6
Total cash cost - R/kg
237,978
169,306
- US$/oz
987
703
Notional cash expenditure - R/kg
327,482
233,804
- US$/oz
1,358
971

Gold production decreased from 4,887 kilograms (157,100
ounces) in the December quarter to 3,344 kilograms (107,500
ounces) in the March quarter. This reduction arose from the
Christmas break and the slow start-up thereafter and a decision to accelerate the replacement of a water pump column at Main shaft after certain sections of the column showed significant corrosion, resulting in the premature failure of some of the sections.

Underground tons milled decreased from 612,000 tons to 454,000 tons with a decrease in yield from 7.5 grams per ton to 6.6 grams per ton. This was partially replaced with surface material, albeit at a lower grade, which increased to 574,000 tons compared with
461,000 tons in the December quarter, at a constant yield of 0.6 grams per ton.

Main development decreased by 25 per cent for the quarter and on-reef development decreased by 29 per cent due to the
replacement of the water pump column and the Christmas break.
The average development value decreased from 2,471 centimetre grams per ton in the December quarter to 2,289 centimetre grams per ton in the March quarter mainly due to lower grades at 3 shaft and 4 shaft.

Operating costs decreased from R863 million (US$115 million) in the December quarter to R831 million (US$111 million) in the
March quarter. The decrease in operating costs was mainly due to lower production as a result of the accelerated maintenance at
Main shaft. Total cash cost increased from R169,306 per kilogram
(US$703 per ounce) to R237,978 per kilogram (US$987 per
ounce) due to the lower production.

Operating profit decreased from R423 million (US$56 million) in the December quarter to R61 million (US$9 million) in the March quarter.

Capital expenditure decreased from R280 million (US$37 million)
to R265 million (US$35 million) in the March quarter mainly due to project phasing. The final preparation work for the replacement of the Main shaft water pump column is in progress with the
completion date scheduled for October 2010 at a cost of around
R9 million. Alternative pumping arrangements, through 4 shaft, 7 shaft and 8 shaft, were successfully implemented.
Notional cash expenditure increased from R233,804 per kilogram
(US$971 per ounce) to R327,482 per kilogram (US$1,358 per
ounce) due to the lower gold production.
Beatrix
March
2010
Dec
2009
Gold produced - kg
2,577
3,318
- 000’oz
82.9
106.7
Yield - underground - g/t
4.0
4.2
- combined - g/t
3.5
4.1
Total cash cost - R/kg
206,092
167,722
- US$/oz
855
696
Notional cash expenditure - R/kg
274,466
220,766
- US$/oz
1,138
917

Gold production decreased from 3,318 kilograms (106,700
ounces) in the December quarter to 2,577 kilograms (82,900
ounces) in the March quarter mainly due to the Christmas break and the slow start-up thereafter. Underground tons milled
decreased from 786,000 tons to 610,000 tons and the yield
decreased from 4.2 grams per ton to 4.0 grams per ton. Surface ore milled increased from 31,000 tons to 116,000 tons at a similar yield of 1.0 gram per ton. This increase was due to surface
stockpiles milled over the Christmas break.

Main development decreased by 13 per cent quarter on quarter and on-reef development decreased by 30 per cent, due to the
Christmas break. The average development value decreased from
1,721 centimetre grams per ton in the December quarter to 1,598 centimetre grams per ton in the March quarter, mainly due the value variability of the zones being developed.

Operating costs decreased from R576 million (US$77 million) in the December quarter to R550 million (US$73 million) in the
March quarter. This decrease was mainly due to the lower
production. Total cash cost increased from R167,722 per kilogram
(US$696 per ounce) in the December quarter to R206,092 per
kilogram (US$855 per ounce) in the March quarter.

Operating profit decreased from R302 million (US$40 million) in the December quarter to R138 million (US$19 million) in the
March quarter due to lower gold production.

Capital expenditure was similar at R157 million (US$21 million) for the March quarter, with the majority spent on ore reserve
development costs.

Notional cash expenditure increased from R220,766 per kilogram
(US$917 per ounce) in the December quarter to R274,466 per
kilogram (US$1,138 per ounce) in the March quarter due to the lower production.

South Deep project
March
2010
Dec
2009
Gold produced - kg
1,801
2,227
- 000’oz
57.9
71.6
Yield - underground - g/t
6.2
6.2
- combined - g/t
4.5
5.6
Total cash cost - R/kg
230,594
183,655
- US$/oz
956
763
Notional cash expenditure - R/kg
461,521
380,647
- US$/oz
1,914
1,581

Gold production decreased from 2,227 kilograms (71,600 ounces)
in the December quarter to 1,801 kilograms (57,900 ounces) in the March quarter, due to a decrease in underground mining
volumes. The decrease was due to the Christmas break and slow start-up thereafter. Underground tons milled decreased from

7 I GOLD FIELDS RESULTS Q3F2010
383,000 tons in the December quarter to 312,000 tons in the
March quarter. The underground yield remained constant at 6.2 grams per ton. The combined yield decreased from 5.6 grams per ton in the December quarter to 4.5 grams per ton in the March quarter as a result of an increase in lower grade surface ore processed, which increased from 12,000 tons to 112,000 tons in the March quarter mainly due to surface stockpiles milled over the
Christmas break.

Development decreased by 11 per cent from 2,606 metres in the
December quarter to 2,321 metres in the March quarter. The new mine capital development for phase 1, sub 95 level, decreased by
29 per cent from 1,016 metres to 720 metres. This decrease was due to the mining of larger dimension infrastructure on 110 and
110A levels. Development in the current mine areas above 95
level increased by 3 per cent in the March quarter from 1,394 metres to 1,440 metres. Raiseboring decreased from 196 metres in the December quarter to 161 metres in the March quarter.

Operating costs increased from R421 million (US$56 million) in the December quarter to R427 million (US$57 million) in the
March quarter in line with the planned project and labour build-up, given the recent change to full calendar operations (FULCO), the benefits of which will only be realised in future quarters. Total cash cost increased from R183,655 per kilogram (US$763 per
ounce) in the December quarter to R230,594 per kilogram
(US$956 per ounce) in the March quarter mainly due to the lower gold production.

Operating profit decreased from R168 million (US$22 million) in the December quarter to R53 million (US$7 million) in the March quarter.

Capital expenditure decreased from R427 million (US$57 million)
in the December quarter to R404 million (US$54 million) in the
March quarter in line with the project plan. The major capital expenditure was on new mine development, in preparation for the ventilation shaft deepening and infrastructure, and construction of the new tailings facility.

Notional cash expenditure increased from R380,647 per kilogram
(US$1,581 per ounce) to R461,521 per kilogram (US$1,914 per
ounce) due to the lower gold production.

South Africa region guidance

The estimate for the June 2010 quarter is as follows:

· Gold produced – between 15,200 and 15,500 kilograms
  (between 490,000 and 500,000 ounces)
· Total cash cost* – between R181,000 and R185,000 per
  kilogram (between US$765 and US$785 per ounce)
· Capital expenditure* – R1,210 million (US$165 million)
· Notional cash expenditure* – between R267,000 and R272,000 per kilogram (between US$1,130 and US$1,150 per ounce).

* Based on an exchange rate of US$1 = R7.35.
West Africa region
Ghana
Tarkwa
March
2010
Dec
2009
Gold produced - 000’oz
172.6
172.8
Yield - heap leach - g/t
0.6
0.5
- CIL plant - g/t
1.3
1.4
- combined - g/t
0.9
1.0
Total cash cost - US$/oz
565
492
Notional cash expenditure - US$/oz
783
728

Gold production was similar at 172,600 ounces in the March
quarter when compared with the December quarter. The lower
combined yield was offset by higher volumes mined and
processed.

Total tons mined, including capital stripping, increased from 31.9 million tons in the December quarter to 35.7 million tons in the
March quarter. Ore mined increased from 5.1 million tons to 5.6 million tons. Head grade for the March quarter was 1.16 grams per ton, marginally lower than December quarter’s head grade of
1.18 grams per ton. The strip ratio increased marginally from 5.26 in the December quarter to 5.41 in the March quarter, which is in line with the long-term plan to improve mining flexibility.

The total feed to the CIL plant was 2.64 million tons, lower than the 2.70 million tons in the December quarter mainly due to
unplanned maintenance at the SAG mill. Yield from the CIL was
1.3 grams per ton, some 7 per cent below the previous quarter.
The CIL plant produced 110,800 ounces in the March quarter
compared with 125,300 ounces in the December quarter.

Total feed to the North heap leach at 2.42 million tons was slightly higher than the 2.31 million tons achieved in the December
quarter. North heap leach yield for the quarter was maintained at
0.6 grams per ton. The “high pressure grinding roller” (HPGR)
project at the South heap leach facilities contributed 13,200 ounces as the process stabilised. The heap leach facilities
produced 61,800 ounces in the March quarter, 30 per cent higher than the 47,500 ounces produced in the December quarter.

Operating costs, including gold-in-process movements, increased from US$82 million (R612 million) in the December quarter to
US$96 million (R724 million) in the March quarter. This increase was mainly as a result of the new HPGR unit (US$7 million),
increased fuel costs and the additional waste tons mined. Total cash cost increased from US$492 per ounce to US$565 per
ounce.

Operating profit decreased from US$109 million (R818 million) in the December quarter to US$96 million (R716 million) in the
March quarter.

Capital expenditure increased from US$37 million (R274 million)
to US$38 million (R289 million) for the March quarter, with new mining equipment, tailings dam expansion and pre-stripping at the
Teberebie cutback being the major items during the quarter.

Notional cash expenditure for the quarter was US$783 per ounce, compared with the previous quarter’s US$728 per ounce,
reflecting the increased operating cost and capital expenditure.

GOLD FIELDS RESULTS Q3F2010 I 8
Damang
March
2010
Dec
2009
Gold produced - 000’oz
53.8
45.3
Yield - g/t
1.2
1.3
Total cash cost - US$/oz
667
643
Notional cash expenditure - US$/oz
783
791

Gold production increased from 45,300 ounces in the December quarter to 53,800 ounces in the March quarter. This was mainly due to an increase in mill throughput as the plant was offline for
13 days in the December quarter because of an accelerated
rebuild of the SAG mill. Tons milled increased from 1.12 million tons to 1.35 million tons quarter on quarter. Yield was 8 per cent lower at 1.2 grams per ton.

Total tons mined, including capital stripping, were similar to the
December quarter at 3.30 million tons. Ore mined decreased from
1.0 million tons to 0.9 million tons and the strip ratio achieved was
2.64 compared with the December quarter’s 2.40.

Operating costs, including gold-in-process movements increased from US$28 million (R212 million) in the December quarter to
US$35 million (R263 million) in the March quarter. This increase was largely due to lower milling activity in the previous quarter and the milling of the stockpile built up last quarter due to the plant downtime while rebuilding the SAG mill. Total cash cost
increased from US$643 per ounce in the December quarter to
US$667 per ounce in the March quarter.

Operating profit increased from US$21 million (R155 million) in the December quarter to US$25 million (R191 million) in the
March quarter.

Capital expenditure increased from US$6 million (R49 million) in the December quarter to US$8 million (R64 million) in the March quarter, with the majority of the capital expenditure on exploration activities and the secondary crusher project.

Notional cash expenditure for the quarter was marginally lower at
US$783 per ounce compared with the previous quarter’s US$791 per ounce.

West Africa region guidance

The estimate for the June 2010 quarter is as follows:

·  Gold produced – between 235,000 and 240,000 ounces
·  Total cash costs – between US$600 and US$610 per ounce
·  Capital expenditure – US$57 million
·  Notional cash expenditure – between US$815 and US$830 per ounce.
South American region
Peru
Cerro Corona
March
2010
Dec
2009
Gold produced - 000’oz
37.8
34.5
Copper produced - tons
11,100
10,600
Total equivalent gold produced - 000’ eq oz
110.2
98.4
Total equivalent gold sold - 000’ eq oz
110.7
99.9
Yield - gold - g/t
0.8
0.7
- copper - %
0.75
0.71
- combined - g/t
2.2
2.0
Total cash cost - US$/eq oz
303
378
Notional cash expenditure - US$/eq oz
532
617
Gold price * - US$/oz
1,110
1,090
Copper price * - US$/t
7,217
6,546
* Used to calculate total equivalent gold produced

Gold produced increased from 34,500 ounces in the December
quarter to 37,800 ounces in the March quarter and copper
produced increased from 10,600 tons to 11,100 tons. During the
March quarter concentrate with payable content of 37,700 ounces of gold was sold at an average gold price of US$1,109 per ounce and 11,100 tons of copper was sold at an average copper price of
US$6,631 per ton, net of treatment and refining charges. The higher gold and copper production compared with the December quarter was mainly due to an increase in concentrate production of 9 per cent, from 49,100 dry metric tons in the December quarter to 53,300 dry metric tons in the March quarter.

Total tons mined increased from 2.63 million tons in the December quarter to 3.79 million tons during the March quarter. Ore mined at 1.56 million tons was similar to December quarter’s 1.57 million tons. The March quarter’s strip ratio of 1.4 was higher than the
December quarter’s strip ratio of 0.7 and the life of mine strip ratio, forecast at 0.9, which is in line with the mine plan to mine more waste tons in the short-term to ensure production flexibility.

Ore processed at 1.55 million tons in the March quarter was
similar to December quarter’s 1.56 million tons. Gold yield for the quarter was 0.8 grams per ton, compared with 0.7 grams per ton in the December quarter and copper yield was 0.75 per cent
compared with 0.71 per cent in the December quarter.

Operating costs, including gold-in-process movements, decreased from US$37 million (R277 million) in the December quarter to
US$34 million (R254 million) in the March quarter. The decrease in operating cost was mainly due to lower plant expenditure due to scheduled plant maintenance in the December quarter. Total
cash cost was US$303 per equivalent ounce sold compared with
US$378 per equivalent ounce sold in the December quarter.

Operating profit at US$84 million (R629 million) compares with
US$72 million (R539 million) in the December quarter, reflecting the higher metal sales and prices.

Capital expenditure for the March quarter was US$24 million
(R182 million) the same as for the December quarter. The
majority of the expenditure was spent on construction of the second phase of the Tailings Management Facility.

Notional cash expenditure for the March quarter at US$532 per equivalent ounce was lower than the previous quarter’s US$617 per equivalent ounce, reflecting the current quarter’s lower operating cost and higher metal production.

9 I GOLD FIELDS RESULTS Q3F2010
The estimate for the June 2010 quarter is as follows:
·  Metals (gold and copper) produced – between 90,000 and
     95,000 equivalent ounces*
·  Total cash cost –  between US$385 and US$400 per equivalent ounce
·  Capital expenditure – US$17 million
·  Notional cash expenditure – between US$550 and US$580 per equivalent ounce

* Equivalent ounces are based on a gold price of US$1,100 per ounce and copper price of US$7,400 per ton.
Australasia region
Australia
St Ives
March
2010
Dec
2009
Gold produced - 000’oz
107.3
96.0
Yield - heap leach - g/t
0.5
0.4
- milling - g/t
2.8
2.2
- combined - g/t
2.1
1.7
Total cash cost - A$/oz
811
798
- US$/oz
732
724
Notional cash expenditure - A$/oz
1,103
1,149
- US$/oz
994
1,043

Gold produced increased from 96,000 ounces in the December
quarter to 107,300 ounces in the March quarter.

Gold produced from the Lefroy mill increased from 88,000 ounces to 99,500 ounces, due to an improved head grade and a marginal improvement in recovery. Production from the heap leach facility was similar at 7,800 ounces.

At the open pit operations total tons of ore mined for the March quarter at 1.65 million tons, was similar to the 1.64 million tons of ore mined in the December quarter. Grade increased from 1.30 grams per ton to 1.59 grams per ton. The increase in grade was mainly due to the increased grades from Leviathan, where mining progressed to a higher grade region and proportionally higher volumes from Apollo at 2.2 grams per ton. The average strip ratio, including capital waste, was similar at 4.8 for the quarter.

At the underground operations 322,600 tons of ore was mined at
5.3 grams per ton in the March quarter, compared with 370,000 tons of ore mined at 3.9 grams per ton in the December quarter.
The 36 per cent higher average grade reflects grade
improvements across all three underground mines, with a
significant improvement at Argo, where the grade improved by 43 per cent from 4.2 grams per ton to 6.0 grams per ton due to
mining of higher grade stopes and reduced dilution.

Operating costs, including gold-in-process movements, increased from A$78 million (R532 million) in the December quarter to A$84 million (R566 million) in the March quarter. The increase in costs was primarily due to increased deferred waste charges on the additional open pit ounces mined, increased grade control drilling.

Operating profit increased from A$37 million (R253 million) to
A$47 million (R318 million), due to the increase in ounces sold partially offset by increased operating costs.

Capital expenditure decreased from A$31 million (R212 million) to
A$27 million (R185 million). This decrease was due to lower
capital development compared with the December quarter.
Development of the Athena underground project, however,
continued to accelerate during the quarter with 679 metres
completed, including 326 metres in March alone. This project acceleration is targeted to have first stope ore produced in
January 2011 and full production by early F2012. Capital
expenditure for this project is estimated at A$79 million in today’s terms of which A$7 million was spent during the quarter and A$18 million to date.

Notional cash expenditure decreased from A$1,149 per ounce
(US$1,043 per ounce) in the December quarter to A$1,103 per
ounce (US$994 per ounce) as a result of the reduced capital
expenditure and the increase in production.

Agnew
March
2010
Dec
2009
Gold produced - 000’oz
40.7
46.9
Yield - g/t
5.9
5.8
Total cash cost - A$/oz
606
509
- US$/oz
547
461
Notional cash expenditure - A$/oz
850
856
- US$/oz
766
777

Gold production decreased from 46,900 ounces in the December quarter to 40,700 ounces in the March quarter. This decrease was mainly due to restricted underground stope access which
hampered the ability of the mine to supply sufficient ore to the plant during the quarter, together with a major shutdown for planned maintenance in March. Tons milled decreased from
250,000 tons in the December quarter to 214,000 tons in the
March quarter. Yield was similar at 5.9 grams per ton.

Ore mined amounted to 148,000 tons in the March quarter at a head grade of 8.5 grams per ton compared with 153,000 tons in the December quarter at a head grade of 10.6 grams per ton. The decrease in the head grade was mainly due to a higher proportion of production for the quarter coming from the lower grade Main
Lode.

Operating costs, including gold-in-process movements, increased from A$23 million (R158 million) in the December quarter to A$25 million (R170 million) in the March quarter. This increase was mainly due to the rehabilitation of localised poor ground conditions in current mining areas at Kim South. Total cash cost per ounce increased from A$509 per ounce (US$461 per ounce) in the
December quarter to A$606 per ounce (US$547 per ounce) in the
March quarter.

Operating profit decreased from A$34 million (R229 million) in the
December quarter to A$25 million (R167 million) in the March quarter. This was primarily due to the impact of the lower
production.

Capital expenditure was lower at A$9 million (R61 million)
compared with A$15 million (R100 million) in the December
quarter. This was mainly due to the completion of concrete
bunding works for cyanide code compliance and additional
expenditure on exploration drilling at Kim Lode in the previous quarter. In the June quarter Agnew will spend around A$16 million on the initial purchase of underground mining fleet as the mine moves to owner mining. Total capital expenditure relating to owner mining is estimated at A$20 million with a payback of around 3 years.

Notional cash expenditure decreased from A$856 per ounce
(US$777 per ounce) in the December quarter to A$850 per ounce
(A$766 per ounce) in the March quarter.

GOLD FIELDS RESULTS Q3F2010 I 10
Australasia region guidance
The estimate for the June 2010 quarter is as follows:
·  Gold produced – between 145,000 and 150,000 ounces
·  Total cash cost* – between A$735 and A$760 per ounce
    (between US$680 and US$700 per ounce)
·  Capital expenditure* – A$56 million (US$52 million)
·  Notional cash expenditure* – between A$1,150 and A$1,200
    per ounce (between US$1,060 and US$1,100 per ounce)

* Based on A$1=US$0.925.
Quarter ended 31 March 2010 compared
with quarter ended 31 March 2009
Group attributable gold production decreased by 8 per cent from
871,000 ounces for the quarter ended March 2009 to 793,000
ounces for the quarter ended March 2010.

At the South African operations gold production decreased from
517,000 ounces to 395,000 ounces. Driefontein’s gold production decreased from 215,000 ounces to 147,000 ounces due to a
decrease in volumes mined related largely to safety factors. At
Kloof, gold production decreased from 174,000 ounces to 108,000 ounces due to the accelerated replacement of a water pump
column in Main shaft after certain sections of the column showed significant corrosion, resulting in the premature failure of some of the sections. Beatrix’s gold production increased from 80,000 ounces to 83,000 ounces. South Deep’s gold production
increased from 48,000 ounces to 58,000 ounces due to the mine being in a build-up phase.

At the West African operations total managed gold production increased from 205,000 ounces for the quarter ended March 2009 to 227,000 ounces for the quarter ended March 2010. At
Damang, gold production increased by 3 per cent to 54,000
ounces. At Tarkwa, gold production increased by 14 per cent to
173,000 ounces due to the completion of the expanded CIL plant.

In South America, gold equivalent production at Cerro Corona increased from 61,000 ounces in the March 2009 quarter to
110,000 ounces in the March 2010 quarter. This time last year the mine was still in a build-up phase.

At the Australasian operations gold production decreased by 7 per cent from 159,000 ounces in the March 2009 quarter to 148,000 ounces in the March 2010 quarter. St Ives decreased by 2 per cent from 109,000 ounces to 107,000 ounces. This was mainly
due to a reduction in throughput and lower grades from surface and underground ore. Production at Agnew decreased to 41,000 due to delays in stope availability due to adverse ground
conditions at Kim South.

Revenue decreased by 14 per cent from R8,510 million (US$869 million) to R7,280 million (US$971 million). The 8 per cent lower average gold price at R265,641 per kilogram (US$1,102 per
ounce) compares with R289,095 per kilogram (US$906 per
ounce) achieved for the quarter ended March 2009. The US
dollar strengthened from US$1 = R9.93 to US$1 = R7.50 or 24 per cent, while the rand/Australian dollar weakened by 3 per cent from
A$1 = R6.59 to A$1 = R6.76.

Operating costs, including gold-in-process movements, increased from R4,524 million (US$453 million) to R4,710 million (US$628 million). The increase in costs was mainly due to annual wage and electricity tariff increases in South Africa and general inflationary increases. Total cash cost for the Group increased from R150,301 per kilogram (US$471 per ounce) to R169,538 per kilogram (US$703 per ounce) due to decreased gold production.

At the South African operations operating costs increased by 12 per cent from R2,434 million (US$243 million) for the March 2009 quarter to R2,733 million (US$364 million) for the March 2010 quarter. This was due to more employees at all the operations, increased electricity tariffs and annual wage increases. Total cash cost at the South African operations increased from R143,340 per kilogram to R214,467 per kilogram as a result of the above.

At the West African operations, operating costs, including gold-in-
process movements, increased from US$108 million to US$131
million. This was mainly at Tarkwa due to the 14 per cent
increase in production and increased fleet maintenance costs. At the South American operation, operating costs including gold-in-
process movements at Cerro Corona increased from US$31
million in the March 2009 quarter to US$34 million in the March
2010 quarter in line with the increase in production. At the
Australian operations, operating costs including gold-in-process movements was similar at A$109 million.

Operating profit decreased from R3,986 million (US$416 million)
to R2,570 million (US$344 million).

After accounting for the above items, amoritsation, sundry costs and taxation, net earnings amounted to R316 million (US$44
million), compared with R1,307 million (US$140 million) for the quarter ended March 2009.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R320 million (US$44 million) for the quarter ended March 2010, compared with R1,369 million
(US$146 million) for the quarter ended March 2009.

Exploration and corporate development

Exploration activity continued during the March quarter with 27 drill rigs operating on nine greenfields projects in Australia, Peru,
Mali, Canada, the Philippines and Chile, as well as near mine exploration at St Ives, Agnew and Damang.

In addition to the ongoing exploration projects, the group
maintains an aggressive business development function to seek out and evaluate the most attractive exploration opportunities available for joint venture or acquisition, largely within the countries and belts where we are currently active.

Advanced drilling projects

At the Chucapaca project in southern Peru, Gold Fields completed its earn-in for a 51 per cent interest in a joint venture with
Buenaventura (NYSE “BVN”). The first phase of resource
delineation drilling on the Canahuire target was concluded.
Results continue to be positive and an interim scoping study and delivery of an initial resource is on track for completion in the June
2010 quarter. Planning, permitting and community agreements
are in progress to allow the next phase of resource delineation and step-out drilling to resume at Canahuire early in financial
2011. Initial drilling resumed on the Katrina satellite targets and will continue through the June quarter and into next financial year.
This project is progressing well and is on track to be Gold Fields’
next mine in the South American region.

At the Talas project in northern Kyrgyzstan, Gold Fields completed its earn-in for a 60 per cent interest in a joint venture with Orsu
Metals Corporation (TSX: “OSU” and AIM: “OSU”). An internal
scoping study was completed during the quarter which highlighted an opportunity for further optimisation of the project. Recent violent demonstrations in Kyrgyzstan have resulted in the
resignation of the President and the instalment of an interim government until an election which is expected within the next six months. Gold Fields is monitoring developments closely and
actively engaging both local and state authorities. Community development programmes are ongoing. It is expected that
optimisation studies will commence in the September 2011
quarter, if the situation continues to stabilise, and will include infill drilling, further metallurgical test work and trade-off studies.

11 I GOLD FIELDS RESULTS Q3F2010
At the Yanfolila project (including the Komana and Sankarani
Projects) in southern Mali, the resource delineation drilling programme continued at the Komana East and West deposit
areas. Ground geophysical surveys at Komana East have
outlined a possible 2.6 kilometre south extension of the target.
Target generation using geophysics and aircore drilling is in progress elsewhere on the Komana leases. Other exploration
activities in the belt include the ongoing initial drilling programmes on the Bokoro, Finguana, and Sanioumale targets. Target
definition results from the Solona license have identified several prospect areas which merit initial drilling testing.

At the Arctic Platinum project in Finland, the ten-hole 1,000 metre metallurgical drilling programme was completed. All samples for the Platsol metallurgical tests were sent to SGS Laboratories in
Canada. A project cost review study has been contracted and is underway.

Initial drilling projects

At the East Lachlan joint ventures in New South Wales, Australia,
Gold Fields has earned into an 80 per cent interest in two
porphyry Au-Cu project areas (Wellington North and Cowal East).
Aircore drilling results at the Myall and Cowal East concessions continue to return highly variable Cu and Au values. These values are associated with widespread porphyry-style alteration and mineralisation. We are also earning into 80 per cent on another two projects with Clancy Exploration Ltd (ASX: ”CLY”).

At the Batangas joint ventures in the Philippines, where Gold
Fields can earn up to a 75 per cent interest in three joint ventures with Mindoro Resources Ltd. (TSX.V: “MIO”), a review of previous drilling at the Lobo joint venture has highlighted potential for both porphyry and structurally controlled mineralisation. A number of community initiatives were implemented and are being well
received.

At the SBX joint venture in Chile, where Gold Fields can earn up to 90 per cent on three claims held by SBX Asesorias e
Inversiones and 100 per cent on a fourth property under a
separate option agreement with S.C.M. Aguas Heladas, the
second stage of diamond drilling at Pircas Target was completed.
Additional holes are planned for this target in the June quarter.

At the Woodjam project in British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc.
(TSX.V: “FEX”) and Cariboo Rose Resources (TSX.V: “CRB”)). A
second phase of diamond drilling commenced in the March
quarter. At Takom, drilling targeted the mineralised diorite, intersected during the autumn drill programme. All holes have intersected the diorite confirming the intrusive geometry as a moderately SE-dipping dyke-like body, although the intensity of mineralisation appears to decrease along strike away from the best intersections.

At the Toodoggone joint venture in British Columbia, Canada, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Cascadero Copper Corp. (TSX.V: “CCD”), the initial diamond drilling programme concluded for the season in October
2009. Force majeure has been declared to suspend the joint
venture terms while Gold Fields tries to resolve the First Nations’
opposition to exploration activities in the project area. Meetings with the relevant groups are planned for the June quarter.

Near mine exploration

At St. Ives, the focus is still on the Argo–Athena discoveries which have been recognised as a significant new camp that requires an accelerated exploration strategy.

At the Argo-Athena camp, drilling at Hamlet continued to test extensions of the lower lode at 600 metres below surface, as well as reserve conversion of the upper and lower shoots up to 300 metres below surface. At the Yorick open pit project, two discrete ore shoots were defined and extensional drilling is planned to test for a third shoot below the two known shoots. Resource definition and extensional drilling continued with encouraging results at the
Cave Rocks underground mine and additional drilling at Naiad to extend this underground orebody.

Work in the Argo-Athena camp, especially more recently at
Hamlet, continues to demonstrate the potential for 4 to 5 million ounces endowment with the ability to support an increase in
production in the mid-term.

At Agnew, results from the surface directional drilling programme continue to suggest that the Kim Lode comprises a core breccia in an 8 to 10 metre thick alteration zone. This wide zone of
mineralisation as well as development of a footwall lode in places will facilitate a bulk mining method, potentially reducing costs.
Planning to test part of the Main North Lode below current
infrastructure is well advanced, as well as extensional drilling of
Rajah from both underground and surface planned for financial
2011. Results for the Scotty Creek full field aircore programme have been received and the Cinderella NE anomaly has been
extended two kilometres along strike. Follow up work is being planned for financial 2011.

At Damang, the Phase 2 drilling programme at Huni Gap (a 20 x
20 metre infill programme within the Greater Damang project
area) has started, with three holes completed. To the immediate south of the Damang Pit cut-back, at Juno, drilling was completed on a combined RC and diamond drilling infill programme within the limits of the previous pit shell.

Drilling within the Tomento East pit (part of the Amoanda North programme) discovered hydrothermal mineralisation as well as paleaoplacer conglomerates.

Corporate development

Gold Fields and Conquest Mining Limited (ASX: “CQT”) have
agreed to dissolve the Mt Carlton joint venture and in return Gold
Fields will receive a 2.5 per cent NSR royalty over the property including the developing Silver Hill deposit. Gold Fields also currently holds 13 per cent of Conquest and is the largest
shareholder.
Gold Fields agreed a revised commercial arrangement in place of the Ojo de Maricunga joint venture. Gold Fields now holds an indirect interest in the project through a shareholding in a
Canadian company - Atacama Pacific Gold Corporation. Atacama is currently unlisted but may consider accessing public markets based on current year field exploration results. Two private financing rounds have been completed with Gold Fields holding about 13 per cent of the outstanding common shares. A
Relationship Agreement was also signed with Atacama giving
Gold Fields the right of first refusal over any third party
participation in the project for four years and the ability to nominate a director to the Atacama board.

Corporate

New head for Gold Fields Australasia

The appointment of Richard Weston as Executive Vice-President of the Australasian Region with effect from May 1 was announced on 24 March 2010. Richard will join the company’s Executive
Committee reporting directly to CEO Nick Holland.

Richard (58), an Australian, has a M.Sc. in Mining Geomechanics
from the University of New South Wales and B. Engineering from
Sydney University and he brings a wealth of experience in the precious metals industry to Gold Fields. He joins the company from Coeur d’Alene Mines Corporation, one of the world’s largest silver miners as well as a significant gold producer.

Before joining Coeur in 2006 he led the site team responsible for the development of Barrick Australia’s Cowal Gold Project and,

GOLD FIELDS RESULTS Q3F2010 I 12
prior to that, he headed operations at Rio Tinto Australia’s ERA
Ranger and Jabiluka uranium mines in the Northern Territory.

Located in Perth, Richard will take responsibility for the two existing mines in Australia, St Ives and Agnew, and will work with the business development and exploration executives to grow
production in Australasia to one million ounces per annum over the next three to five years.

Changes to the Audit Committee

On 25 March 2010, Gayle Wilson was appointed Chairman of the
Audit Committee in place of John Hopwood who passed away on
18 March 2010 after a long illness.

Sponsorship to mining engineering faculties

Gold Fields announced on 19 April 2010, that it is investing R26 million in an effort to address skills shortages in the South African mining industry. The three-year sponsorship deal comprises
investments in the mining engineering faculties at the University of the Witwatersrand and the University of Johannesburg.

In terms of the sponsorship agreements, the universities will receive a once-off capital injection of R8 million followed by R6 million a year for three years. In return Gold Fields is afforded naming right status for the infrastructure that it sponsors as well as participation in advisory committees at the two universities.

Sponsorship of engineering education is not new to Gold Fields.
The company funded the National Engineering awards amongst
seven universities for years and is a significant contributor to the
Mining Education and Training Fund, which supports the salaries of senior academic staff in the field.

Milestone in South Deep development

On 21 April 2010 Gold Fields announced that it has started the depth extension of the South Deep ventilation shaft, a crucial milestone in the development of South Deep, the newest mine in
Gold Fields’ South African portfolio. The ventilation shaft is the second of the two shafts which together form the Twin shaft
complex of South Deep. The first shaft of the Twin shaft complex, the Main shaft, was completed in 2004.

The shaft will be extended from its current depth of 2,760 metres to 3,000 metres. The deepening and equipping of the shaft, which includes ore storage silos and conveyor belts at shaft bottom, a new rock winder and new headgear, is set to be completed by
July 2012.

Outlook

In the June 2010 quarter attributable gold production is estimated at between 875,000 and 900,000 attributable equivalent ounces, with an increase in production in the South Africa region. The
June quarter is characterised again by the Easter weekend and a number of extra public holidays, which will impact production at the South Africa operations. Total cash cost is estimated at between US$675 and US$690 per ounce (between R160,000 and
R163,000 per kilogram) compared with US$703 per ounce
(R169,538 per kilogram) in the March quarter. The June estimate is based on an exchange rate of R/US$7.35 and US$/A$0.93,
compared with R/US$7.50 and US$/A$0.90 achieved in the March quarter. NCE is estimated at between US$980 and US$1,000 per ounce (between R233,000 and R240,000 per kilogram) compared
with US$1,003 per ounce (R241,860 per kilogram) in the March quarter. The above is subject to the forward looking statement.
The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors in accordance with Section
8.40 (a) of the Listing Requirements of the JSE Securities
Exchange of South Africa.
Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting.
The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.

N.J. Holland
Chief Executive Officer
7 May 2010

13 I GOLD FIELDS RESULTS Q3F2010
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
SOUTH AFRICAN RAND
March
2010
December
2009
March
2009
March
2010
March
2009
Revenue
7,279.9
8,066.9
8,509.5
22,762.6
21,307.5
Operating costs, net
4,709.8
4,589.0
4,523.7
13,927.4
13,181.9
- Operating costs
4,758.3
4,665.4
4,566.5
14,067.8
13,342.0
- Gold inventory change
(48.5)
(76.4)
(42.8)
(140.4)
(160.1)
Operating profit
2,570.1
3,477.9
3,985.8
8,835.2
8,125.6
Amortisation and depreciation
1,139.3
1,156.0
1,140.9
3,469.1
3,075.2
Net operating profit
1,430.8
2,321.9
2,844.9
5,366.1
5,050.4
Net interest paid
(44.7)
(23.1)
(163.5)
(117.0)
(439.2)
Share of gain/(loss) of associates after taxation
4.1
43.8
21.1
32.1
(129.7)
(Loss)/ gain on foreign exchange
(15.6)
7.7
128.7
(70.6)
168.1
Loss on financial instruments
(25.0)
(54.7)
(5.1)
(211.5)
(126.8)
Share-based payments
(120.9)
(121.1)
(95.2)
(362.1)
(283.4)
Other
(96.4)
(25.3)
(41.4)
(127.1)
(113.9)
Exploration
(126.9)
(167.7)
(133.8)
(427.4)
(337.6)
Profit before taxation and exceptional items
1,005.4
1,981.5
2,555.7
4,082.5
3,787.9
Exceptional gain/(loss)
22.3
432.0
(203.1)
1,121.1
(93.7)
Profit before taxation
1,027.7
2,413.5
2,352.6
5,203.6
3,694.2
Mining and income taxation
547.2
831.4
943.3
2,016.7
1,696.3
- Normal taxation
155.4
403.6
536.4
891.5
792.8
- Royalties
117.2
107.5
97.6
322.2
243.2
- Deferred taxation
274.6
320.3
309.3
803.0
660.3
Net profit
480.5
1,582.1
1,409.3
3,186.9
1,997.9
Attributable to:
- Owners of the parent
315.7
1,408.6
1,306.6
2,731.5
1,828.9
- Non-controlling interest
164.8
173.5
102.7
455.4
169.0
Exceptional items:
Profit /(loss) on sale of investments
24.4
30.0
(213.6)
783.1
(212.9)
Profit on sale of assets
0.9
0.1
11.0
2.0
10.0
Restructuring costs
(1.7)
2.6
(0.5)
(4.9)
(22.2)
Insurance claim – South Deep
-
-
-
-
131.4
Gain on financial instrument
-
402.1
-
402.1
-
Impairment of investments
(1.3)
(2.8)
-
(61.2)
-
Total exceptional items
22.3
432.0
(203.1)
1,121.1
(93.7)
Taxation
0.3
(57.3)
(2.1)
(171.6)
(47.4)
Net exceptional items after taxation and minorities
22.6
374.7
(205.2)
949.5
(141.1)
Net earnings
315.7
1,408.6
1,306.6
2,731.5
1,828.9
Net earnings per share (cents)
44
200
195
387
275
Diluted earnings per share (cents)
44
198
193
383
268
Headline earnings
292.0
1,381.4
1,511.6
2,125.0
2,034.6
Headline earnings per share (cents)
41
196
225
301
305
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/( loss) of associates after taxation
320.1
1,021.9
1,368.9
1,966.8
2,031.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)
45
145
204
279
305
Gold sold – managed
kg
27,405
30,576
29,435
88,731
84,031
Gold price received
R/kg
265,641
263,828
289,095
256,533
253,567
Total cash cost
R/kg
169,538
147,648
150,301
154,303
152,500
Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Nine months to
SOUTH AFRICAN RAND
March
2010
December
2009
March
2009
March
2010
March
2009
Net profit for the quarter
480.5
1,582.1
1,409.3
3,186.9
1,997.9
Other comprehensive (expenses)/ income, net of tax
(556.1)
587.6
1,026.9
(921.7)
1,011.1
Marked to market valuation of listed investments
(134.0)
(10.9)
990.5
(342.2)
(720.0)
Currency translation adjustments and other
(430.7)
608.9
31.5
(668.0)
1,635.9
Share of equity investee’s other comprehensive income
(0.1)
0.7
4.9
12.3
95.2
Deferred taxation on marked to market valuation of listed investments
8.7
(11.1)
-
76.2
-
Total comprehensive income for the quarter
(75.6)
2,169.7
2,436.2
2,265.2
3,009.0
Attributable to:
- Owners of the parent
(234.9)
1,979.0
2,335.0
1,822.8
2,809.9
- Non-controlling interest
159.3
190.7
101.2
442.4
199.1
(75.6)
2,169.7
2,436.2
2,265.2
3,009.0

GOLD FIELDS RESULTS Q3F2010 I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
UNITED STATES DOLLARS
March
2010
December
2009
March
2009
March
2010
March
2009
Revenue
971.2
1,075.6
868.5
2,995.1
2,326.1
Operating costs, net
627.6
613.0
453.0
1,832.5
1,439.1
- Operating costs
634.1
623.0
457.1
1,851.0
1,456.6
- Gold inventory change
(6.5)
(10.0)
(4.1)
(18.5)
(17.5)
Operating profit
343.6
462.6
415.5
1,162.6
887.0
Amortisation and depreciation
152.0
154.4
115.4
456.5
335.7
Net operating profit
191.6
308.2
300.1
706.1
551.3
Net interest paid
(5.9)
(3.2)
(16.5)
(15.4)
(47.9)
Share of gain/(loss) of associates after taxation
0.5
5.7
3.0
4.2
(14.2)
(Loss)/gain on foreign exchange
(2.1)
0.8
13.9
(9.3)
18.4
(Loss)/ gain on financial instruments
(3.4)
(7.5)
0.1
(27.8)
(13.8)
Share-based payments
(16.1)
(16.1)
(9.5)
(47.6)
(30.9)
Other
(12.7)
(3.3)
(4.1)
(16.7)
(12.4)
Exploration
(16.9)
(22.3)
(13.7)
(56.2)
(36.9)
Profit before taxation and exceptional items
135.0
262.3
273.3
537.3
413.6
Exceptional gain/(loss)
3.9
58.3
(22.7)
147.5
(10.2)
Profit before taxation
138.9
320.6
250.6
684.8
403.4
Mining and income taxation
73.3
110.5
99.4
265.4
185.2
- Normal taxation
21.1
53.7
57.4
117.3
86.6
- Royalties
15.6
14.3
9.9
42.4
26.5
- Deferred taxation
36.6
42.5
32.1
105.7
72.1
Net profit
65.6
210.1
151.2
419.4
218.2
Attributable to:
- Owners of the parents
43.7
187.1
140.4
359.5
199.8
- Non-controlling interest
21.9
23.0
10.8
59.9
18.4
Exceptional items:
Profit/(loss) on sale of investments
3.8
6.0
(23.3)
103.0
(23.2)
Profit on sale of assets
0.2
-
1.2
0.3
1.1
Restructuring costs
(0.2)
0.3
0.1
(0.6)
(2.4)
Insurance claim – South Deep
-
-
(0.7)
-
14.3
Gain on financial instrument
0.3
52.6
-
52.9
-
Impairment of investments
(0.2)
(0.6)
-
(8.1)
-
Total exceptional items
3.9
58.3
(22.7)
147.5
(10.2)
Taxation
(0.1)
(7.8)
-
(22.6)
(5.2)
Net exceptional items after taxation and minorities
3.8
50.5
(22.7)
124.9
(15.4)
Net earnings
43.7
187.1
140.4
359.5
199.8
Net earnings per share (cents)
6
27
21
51
30
Diluted earnings per share (cents)
6
26
21
50
29
Headline earnings
39.9
182.0
162.5
279.6
222.1
Headline earnings per share (cents)
6
26
24
40
33
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation
43.5
135.4
146.3
258.8
221.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)
6
20
21
37
33
South African rand/United States dollar conversion rate
7.50
7.49
9.93
7.60
9.16
South African rand/Australian dollar conversion rate
6.76
6.80
6.59
6.68
6.75
Gold sold – managed
oz (000)
881
983
946
2,853
2,702
Gold price received
US$/oz
1,102
1,096
906
1,050
861
Total cash cost
US$/oz
703
613
471
631
518
Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Nine months to
UNITED STATES DOLLARS
March
2010
December
2009
March
2009
March
2010
March
2009
Net profit for the quarter
65.6
210.1
151.2
419.4
218.2
Other comprehensive income/(expenses), net of tax
160.6
(138.0)
128.5
395.3
(773.1)
Marked to market valuation of listed investments
(17.9)
(1.9)
116.2
(45.1)
(78.6)
Currency translation adjustments and other
177.3
(134.9)
12.3
428.8
(704.8)
Share of equity investee’s other comprehensive income
-
0.1
-
1.6
10.3
Deferred taxation on marked to market valuation of listed investments
1.2
(1.3)
-
10.0
-
Total comprehensive income/(expenses) for the quarter
226.2
72.1
279.7
814.7
(554.9)
Attributable to:
- Owners of the parent
189.9
60.4
279.0
725.0
(509.7)
- Non-controlling interest
36.3
11.7
0.7
89.7
(45.2)
226.2
72.1
279.7
814.7
(554.9)

15 I GOLD FIELDS RESULTS Q3F2010
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
March
2010
December
2009
March
2009
March
2010
December
2009
March
2009
Net earnings
315.7
1,408.6 1,306.6
43.7
187.1 140.4
(Profit)/loss on sale of investments
(24.4)
(30.0) 213.6
(3.8)
(6.0) 23.3
Taxation effect on sale of investments
-
- -
-
0.3 -
Profit on sale of assets
(0.9)
(0.1) (11.0)
(0.2)
- (1.2)
Taxation effect of profit on sale of assets
0.3
0.1 2.4
-
- 0.3
Impairment of investments and other
1.3
2.8 -
0.2
0.6 (0.3)
Headline earnings
292.0
1,381.4 1,511.6
39.9
182.0 162.5
Headline earnings per share – cents
41
196 225
6
26 24
Based on headline earnings as given above divided by
705,524,513 for March 2010 (705,213,542 for December
2009 and March 2009 – 669,602,482) being the weighted
average number of ordinary shares in issue.
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
March
2010
June
2009
March
2010
June
2009
Property, plant and equipment
51,881.0
48,337.4
7,058.6
5,997.2
Goodwill
4,458.9
4,458.9
606.7
553.2
Non-current assets
936.6
886.7
127.4
110.0
Investments
1,398.9
2,970.8
190.3
368.6
Current assets
8,398.2
8,548.1
1,142.6
1,060.6
- Other current assets
5,573.3
5,744.2
758.3
712.7
- Cash and deposits
2,824.9
2,803.9
384.3
347.9
Total assets
67,073.6
65,201.9
9,125.6
8,089.6
Shareholders’ equity
44,429.0
42,669.4
6,044.7
5,294.0
Deferred taxation
6,761.6
6,128.8
919.9
760.4
Long-term loans
3,815.2
6,334.3
519.1
785.9
Environmental rehabilitation provisions
2,338.0
2,267.9
318.1
281.4
Post-retirement health care provisions
21.8
20.5
3.0
2.5
Other long-term provisions
28.5
31.2
3.9
3.9
Current liabilities
9,679.5
7,749.8
1,316.9
961.5
- Other current liabilities
4,578.5
5,188.6
622.9
643.7
- Current portion of long-term loans
5,101.0
2,561.2
694.0
317.8
Total equity and liabilities
67,073.6
65,201.9
9,125.6
8,089.6
South African rand/US dollar conversion rate
7.35
8.06
South African rand/Australian dollar conversion rate
6.74
6.43
Debt maturity ladder
Figures are in millions unless otherwise stated
F2010
F2011
F2012
F2013
to F2017
Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper
Rand million 3,520.0 2,394.7 - 3,000.0
8,914.7
US dollar million 311.0 10.9 512.9 76.2
911.0
Dollar debt translated to rand 2,285.9 80.1 3,769.8 560.1
6,695.9
Total (R’m)
5,805.9
2,474.8
3,769.8
3,560.1
15,610.6
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper
Rand million 2,626.0 2,394.7 - -
5,020.7
USdollar million - 10.9 442.9 76.2
530.0
Dollar debt translated to rand - 80.1 3,255.3 560.1
3,895.5
Total (R’m)
2,626.0
2,474.8
3,255.3
560.1
8,916.2
Long-term loans per balance sheet (R’m)
3,815.2
Current portion of long-term loans per balance sheet (R’m)
5,101.0
Total loans per balance sheet (R’m)
8,916.2
Exchange rate: US$1 = R7.35 being the closing rate at the end of the March 2010 quarter.

GOLD FIELDS RESULTS Q3F2010 I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
MARCH 2010 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
31,503.5
(1,252.6)
11,727.9
2,746.4
44,725.2
Total comprehensive (expenses)/income - (550.6) 315.7 159.3
(75.6)
Profit for the quarter - - 315.7 164.8
480.5
Other comprehensive expenses - (550.6) - (5.5)
(556.1)
Dividends paid - - (353.0) -
(353.0)
Share-based payments - 120.9 - -
120.9
Exercise of employee share options 11.5 - - -
11.5
Balance as at 31 March 2010
31,515.0
(1,682.3)
11,690.6
2,905.7
44,429.0
UNITED STATES DOLLARS
MARCH 2010 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
4,594.8
(708.3)
1,600.9
359.0
5,846.4
Total comprehensive income - 146.2 43.7 36.3
226.2
Profit for the quarter - - 43.7 21.9
65.6
Other comprehensive income - 146.2 - 14.4
160.6
Dividends paid - - (45.5) -
(45.5)
Share-based payments - 16.1 - -
16.1
Exercise of employee share options 1.5 - - -
1.5
Balance as at 31 March 2010
4,596.3
(546.0)
1,599.1
395.3
6,044.7
SOUTH AFRICAN RAND
MARCH 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2008
31,380.9
596.4
9,059.1
2,246.0
43,282.4
Total comprehensive income - 1,028.4 1,306.6 101.2
2,436.2
Profit for the quarter - - 1,306.6 102.7
1,409.3
Other comprehensive income/(expenses) - 1,028.4 - (1.5)
1,026.9
Dividends paid - - (196.1) -
(196.1)
Share-based payments - 95.2 - -
95.2
Transactions with minority interest - - - 57.4
57.4
Exercise of employee share options 55.2 - - -
55.2
Balance as at 31 March 2009
31,436.1
1,720.0
10,169.6
2,404.6
45,730.3
UNITED STATES DOLLARS
MARCH 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2008
4,580.4
(1,589.5)
1,266.0
233.0
4,489.9
Total comprehensive income - 138.6 140.4 0.7
279.7
Profit for the quarter - - 140.4 10.8
151.2
Other comprehensive income/(expenses) - 138.6 - (10.1)
128.5
Dividends paid - - (19.3) -
(19.3)
Share-based payments - 9.5 - -
9.5
Transactions with minority interest - - - 17.8
17.8
Exercise of employee share options 5.9 - - -
5.9
Balance as at 31 March 2009
4,586.3
(1,441.4)
1,387.1
251.5
4,783.5

17 I GOLD FIELDS RESULTS Q3F2010
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
SOUTH AFRICAN RAND
March
2010
December
2009
March
2009
March
2010
March
2009
Cash flows from operating activities
2,583.5
2,105.1
2,947.2
5,951.6
4,702.6
Profit before tax and exceptional items
1,005.4
1,981.5
2,555.7
4,082.5
3,787.9
Exceptional items
22.3
432.0
(203.1)
1,121.1
(93.7)
Amortisation and depreciation
1,139.3
1,156.0
1,140.9
3,469.1
3,075.2
Change in working capital
705.8
(949.2)
(211.8)
(750.0)
(1,058.0)
Taxation paid
(390.7)
(123.4)
(445.2)
(1,218.7)
(1,490.3)
Other non-cash items
101.4
(391.8)
110.7
(752.4)
481.5
Dividends paid
(353.0)
-
(196.1)
(917.1)
(980.9)
Ordinary shareholders
(353.0)
-
(196.1)
(917.1)
(980.9)
Cash flows from investing activities
(1,754.2)
(2,008.1)
(1,449.8)
(5,544.2)
(5,707.9)
Capital expenditure – additions
(1,871.8)
(1,967.3)
(1,700.7)
(5,585.4)
(5,858.7)
Capital expenditure – proceeds on disposal
0.8
2.5
10.2
6.3
12.6
Royalty termination
-
-
-
(1,998.9)
-
Purchase of investments
(47.3)
(89.1)
46.9
(433.7)
(36.4)
Proceeds on the disposal of investments
172.0
52.7
200.0
2,491.0
200.0
Environmental and post-retirement health care payments
(7.9)
(6.9)
(6.2)
(23.5)
(25.4)
Cash flows from financing activities
577.8
(631.2)
94.4
590.6
2,360.7
Loans received
2,662.0
3,800.0
4,947.4
9,831.4
9,067.8
Loans repaid
(2,095.7)
(4,455.9)
(4,972.8)
(9,290.2)
(6,838.8)
Minority shareholders loans received
-
-
64.6
-
64.6
Shares issued
11.5
24.7
55.2
49.4
67.1
Net cash inflow/(outflow)
1,054.1
(534.2)
1,395.7
80.9
374.5
Translation adjustment
(57.4)
84.6
87.6
(59.9)
155.1
Cash at beginning of period
1,828.2
2,277.8
1,053.6
2,803.9
2,007.3
Cash at end of period
2,824.9
1,828.2
2,536.9
2,824.9
2,536.9
Quarter
Nine months to
UNITED STATES DOLLARS
March
2010
December
2009
March
2009
March
2010
March
2009
Cash flows from operating activities
344.8
279.2
328.1
789.3
513.5
Profit before tax and exceptional items
135.0
262.3
273.3
537.3
413.6
Exceptional items
3.9
58.3
(22.7)
147.5
(10.2)
Amortisation and depreciation
152.0
154.4
115.4
456.5
335.7
Change in working capital
91.6
(125.5)
(19.1)
(98.7)
(115.5)
Taxation paid
(50.3)
(17.8)
(29.2)
(154.3)
(162.7)
Other non-cash items
12.6
(52.5)
10.4
(99.0)
52.6
Dividends paid
(45.5)
-
(19.3)
(118.1)
(121.2)
Ordinary shareholders
(45.5)
-
(19.3)
(118.1)
(121.2)
Cash flows from investing activities
(234.1)
(267.9)
(140.2)
(721.0)
(625.2)
Capital expenditure – additions
(249.5)
(262.1)
(166.0)
(734.9)
(639.6)
Capital expenditure – proceeds on disposal
0.1
0.3
1.1
0.8
1.4
Royalty termination
-
-
-
(257.1)
-
Purchase of investments
(6.5)
(12.4)
3.5
(56.1)
(6.0)
Proceeds on the disposal of investments
22.9
7.1
21.8
329.4
21.8
Environmental and post-retirement health care payments
(1.1)
(0.8)
(0.6)
(3.1)
(2.8)
Cash flows from financing activities
77.5
(83.2)
11.5
62.5
307.9
Loans received
354.9
509.1
496.9
1,297.0
1,004.4
Loans repaid
(278.9)
(595.6)
(498.0)
(1,241.0)
(710.5)
Minority shareholders loans received
-
-
6.7
-
6.7
Shares issued
1.5
3.3
5.9
6.5
7.3
Net cash inflow/(outflow)
142.7
(71.9)
180.1
12.7
75.0
Translation adjustment
2.6
1.8
(24.0)
23.7
(60.5)
Cash at beginning of period
239.0
309.1
109.3
347.9
250.9
Cash at end of period
384.3
239.0
265.4
384.3
265.4

GOLD FIELDS RESULTS Q3F2010 I 18
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·
to protect cash flows at times of significant expenditure;
·
for specific debt servicing requirements; and
·
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those outstanding at 31 March 2010 are described below.
South Africa forward cover contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies.
Outstanding at the end of March 2010 were the following contracts:
·
US$/ZAR - US$15 million in total, with a negative marked to market value of US$1 million.
Diesel financial instruments*
Ghana
The West African operations had 18 million litres of Asian style ICE Gasoil call options remaining at the end of December 2009 with a strike price of US$0.90 per litre, which equates to a Brent crude price of approximately US$92 per barrel, with final expiry on 28 February
2010. These options were closed out on expiry at a negligible gain.

Australia
The Australian operations had 8 million litres of Asian style Singapore 0.5 Gasoil call options remaining at the end of December 2009 with a strike price of US$0.9128 per litre, with a final expiry on 28 February 2010. These options were closed out on expiry at a negligible loss.
Copper financial instruments*
Peru
During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona’s expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is
US$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton.
The marked to market value of the remaining 1,890 tons sold forward and the remaining 1,890 tons under the zero cost collar outstanding at the end of March 2010 was negative by US$8 million.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

19 I GOLD FIELDS RESULTS Q3F2010
Operating and financial results
SOUTH AFRICAN RAND
Total
Mine
Operations
South Africa Region
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
March 2010
14,263
3,580
1,402
1,028
726
424
December 2009 14,017 3,833 1,548 1,073 817 395
Financial year to date
41,839 11,184 4,490 3,142 2,334 1,218
Yield (grams per ton)
March 2010
1.9
3.4
3.3
3.3
3.5
4.2
December 2009 2.2 4.2 3.8 4.6 4.1 5.6
Financial year to date 2.1 4.0 3.6 4.2 4.0 5.0
Gold produced (kilograms)
March 2010
27,391
12,297
4,575
3,344
2,577
1,801
December 2009 30,529 16,257 5,825 4,887 3,318 2,227
Financial year to date 88,652 44,940 16,293 13,255 9,332 6,060
Gold sold (kilograms)
March 2010
27,405
12,297
4,575
3,344
2,577
1,801
December 2009
30,576 16,257 5,825 4,887 3,318 2,227
Financial year to date 88,731 44,940 16,293 13,255 9,332 6,060
Gold price received (Rand per kilogram)
March 2010
265,641
266,813
267,016
266,477
267,055
266,574
December 2009 263,828 263,400 262,747 262,983 264,527 264,347
Financial year to date
256,533 255,972 255,889 255,383 256,344 256,914
Total cash cost (Rand per kilogram)
March 2010
169,538
214,467
195,650
237,978
206,092
230,594
December 2009 147,648 165,707 154,678 169,306 167,722 183,655
Financial year to date 154,303 177,899 166,077 184,172 177,647 196,353
Notional cash expenditure (Rand per kilogram)
March 2010
241,860
310,490
258,907
327,482
274,466
461,521
December 2009 216,830 242,050 208,103 233,804 220,766 380,647
Financial year to date 221,417 257,490 222,120 251,241 233,691 402,904
Operating costs (Rand per ton)
March 2010
334
763
660
808
758
1,007
December 2009
333 730 606 804 705 1,066
Financial year to date 336 742 627 809 736 1,007
Financial Results (Rand million)
Revenue
March 2010
7,279.9
3,281.0
1,221.6
891.1
688.2
480.1
December 2009
8,066.9 4,282.1 1,530.5 1,285.2 877.7 588.7
Financial year to date 22,762.6 11,503.4 4,169.2 3,385.1 2,392.2 1,556.9
Operating costs, net
March 2010
4,709.8
2,732.8
925.0
830.5
550.2
427.1
December 2009 4,589.0 2,798.2 938.2 862.7 576.1 421.2
Financial year to date 13,927.4 8,299.4 2,813.3 2,541.4 1,717.7 1,227.0
- Operating costs
March 2010
4,758.3
2,732.8
925.0
830.5
550.2
427.1
December 2009 4,665.4 2,798.2 938.2 862.7 576.1 421.2
Financial year to date 14,067.8 8,299.4 2,813.3 2,541.4 1,717.7 1,227.0
- Gold inventory change
March 2010
(48.5)
-
-
-
-
-
December 2009 (76.4) - - - - -
Financial year to date (140.4) - - - - -
Operating profit
March 2010
2,570.1
548.2
296.6
60.6
138.0
53.0
December 2009 3,477.9 1,483.9 592.3 422.5 301.6 167.5
Financial year to date 8,835.2 3,204.0 1,355.9 843.7 674.5 329.9
Amortisation of mining assets
March 2010
1,105.0
536.2
139.1
167.0
118.3
111.8
December 2009 1,120.2 612.7 147.1 208.1 143.0 114.5
Financial year to date 3,363.9 1,755.3 431.7 590.8 404.8 328.0
Net operating profit
March 2010
1,465.1
12.0
157.5
(106.4)
19.7
(58.8)
December 2009 2,357.7 871.2 445.2 214.4 158.6 53.0
Financial year to date
5,471.3 1,448.7 924.2 252.9 269.7 1.9
Other (expenses)/income
March 2010
(225.7)
(105.7)
(14.0)
(21.1)
(12.1)
(58.5)
December 2009 (235.0) (100.7) (26.9) (21.5) (12.6) (39.7)
Financial year to date (758.8) (283.7) (63.8) (58.9) (33.7) (127.3)
Profit/(loss) before taxation
March 2010
1,239.4
(93.7)
143.5
(127.5)
7.6
(117.3)
December 2009 2,122.7 770.5 418.3 192.9 146.0 13.3
Financial year to date 4,712.5 1,165.0 860.4 194.0 236.0 (125.4)
Mining and income taxation
March 2010
542.6
1.7
38.7
3.6
6.4
(47.0)
December 2009 758.3 252.6 146.1 45.7 55.5 5.3
Financial year to date 1,801.8 418.7 280.7 90.6 97.7 (50.3)
- Normal taxation
March 2010
139.8
(21.9)
(16.9)
(4.8)
(0.2)
-
December 2009 343.5
118.7 100.8 17.6 0.3 -
Financial year to date
658.0
137.4 119.5 16.9 1.0 -
- Royalties
March 2010
117.2
12.9
9.3
1.4
1.3
0.9
December 2009 107.5 - - - - -
Financial year to date 322.2 12.9 9.3 1.4 1.3 0.9
- Deferred taxation
March 2010
285.6
10.7
46.3
7.0
5.3
(47.9)
December 2009 307.3 133.9 45.3 28.1 55.2 5.3
Financial year to date 821.6 268.4 151.9 72.3 95.4 (51.2)
Profit/(loss) before exceptional items
March 2010
696.8
(95.4)
104.8
(131.1)
1.2
(70.3)
December 2009
1,364.4 517.9 272.2 147.2 90.5 8.0
Financial year to date 2,910.7 746.3 579.7 103.4 138.3 (75.1)
Exceptional items
March 2010
(0.9)
(0.9)
-
-
0.8
(1.7)
December 2009 3.5 3.4 1.0 2.4 - -
Financial year to date
(0.6) (0.8) 1.8 1.9 (2.8) (1.7)
Net profit/(loss)
March 2010
695.9
(96.3)
104.8
(131.1)
2.0
(72.0)
December 2009 1,367.9 521.3 273.2 149.6 90.5 8.0
Financial year to date 2,910.1 745.5 581.5 105.3 135.5 (76.8)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2010
713.5
(96.1)
104.8
(131.1)
1.2
(71.0)
December 2009 1,398.4 519.2 272.6 148.1 90.5 8.0
Financial year to date 3,058.8 745.6 580.4 104.1 136.9 (75.8)
Capital expenditure
March 2010
1,866.5
1,085.3
259.5
264.6
157.1
404.1
December 2009
1,954.2 1,136.8 274.0 279.9 156.4 426.5
Financial year to date 5,561.3 3,272.2 805.7 788.8 463.1 1,214.6

GOLD FIELDS RESULTS Q3F2010 I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
March 2010
7,296
5,942
1,354
1,554
1,833
1,619
214
Ore milled/treated (000 tons) December 2009 6,574 5,452 1,122 1,564
2,046
1,796 250
Financial year to date 20,227 16,524 3,703 4,656
5,772
5,073 699
Yield (grams per ton)
March 2010
1.0
0.9
1.2
2.2
2.5
2.1
5.9
December 2009 1.0 1.0 1.3 2.0
2.2
1.7 5.8
Financial year to date 1.0 1.0 1.3 2.0
2.4
1.9 5.9
Gold produced (kilograms)
March 2010
7,054
5,374
1,680
3,428
4,612
3,342
1,270
December 2009 6,773 5,369 1,404 3,062 4,437 2,982 1,455
Financial year to date 20,873 16,189 4,684 9,242 13,597 9,443 4,154
Gold sold (kilograms)
March 2010
7,054
5,374
1,680
3,442
4,612
3,342
1,270
December 2009 6,773 5,369 1,404 3,109
4,437
2,982 1,455
Financial year to date 20,873 16,189 4,684 9,321
13,597
9,443 4,154
Gold price received (Rand per kilogram)
March 2010
268,599
268,013
270,476
256,450
264,853
264,692
265,276
December 2009
265,303 266,288 261,538 262,432 264,142 263,380 265,704
Financial year to date 258,655 258,849 257,985 254,393
256,608
256,783 256,211
Total cash cost (Rand per kilogram)
March 2010
141,877
136,156
160,179
73,068
164,050
176,361
131,654
December 2009 126,369 118,719 155,627 90,897 153,730 174,413 111,340
Financial year to date
132,453 125,208 157,494 83,392 158,469 175,432 119,909
Notional cash expenditure (Rand per kilogram)
March 2010
188,730
188,742
188,690
128,238
224,588
239,707
184,803
December 2009 178,459 175,321 190,456 148,530
230,133
251,140 187,079
Financial year to date 179,232 179,153 179,505 141,625
221,188
238,960 180,790
Operating costs (Rand per ton)
March 2010
134
122
187
166
431
381
810
December 2009
135 122 195 174 347 299 689
Financial year to date 138 126 189 165
384
337 727
Financial Results (Rand million)
Revenue
March 2010
1,894.7
1,440.3
454.4
882.7
1,221.5
884.6
336.9
December 2009 1,796.9 1,429.7 367.2 815.9
1,172.0
785.4 386.6
Financial year to date
5,398.9 4,190.5 1,208.4 2,371.2 3,489.1 2,424.8 1,064.3
Operating costs, net
March 2010
987.0
724.0
263.0
253.9
736.1
566.4
169.7
December 2009 824.0 611.9 212.1 276.7
690.1
532.2 157.9
Financial year to date 2,713.7 1,993.1 720.6 772.0
2,142.3
1,643.4 498.9
- Operating costs
March 2010
978.6
725.5
253.1
257.5
789.4
616.1
173.3
December 2009
885.9 667.2 218.7 271.8 709.5 537.2 172.3
Financial year to date 2,783.8 2,082.5 701.3 768.1 2,216.5 1,708.0 508.5
- Gold inventory change
March 2010
8.4
(1.5)
9.9
(3.6)
(53.3)
(49.7)
(3.6)
December 2009 (61.9) (55.3) (6.6) 4.9
(19.4)
(5.0) (14.4)
Financial year to date (70.1) (89.4) 19.3 3.9
(74.2)
(64.6) (9.6)
Operating profit
March 2010
907.7
716.3
191.4
628.8
485.4
318.2
167.2
December 2009
972.9 817.8 155.1 539.2 481.9 253.2 228.7
Financial year to date 2,685.2 2,197.4 487.8 1,599.2
1,346.8
781.4 565.4
Amortisation of mining assets
March 2010
234.1
204.3
29.8
103.0
231.7
December 2009 228.5 198.6 29.9 98.2 180.8
Financial year to date 679.0 589.7 89.3 309.9 619.7
Net operating profit
March 2010
673.6
512.0
161.6
525.8
253.7
December 2009 744.4 619.2 125.2 441.0
301.1
Financial year to date 2,006.2 1,607.7 398.5 1,289.3
727.1
Other (expenses)/income
March 2010
(30.0)
(24.4)
(5.6)
(68.4)
(21.6)
December 2009
(21.8) (14.1) (7.7) (104.4) (8.1)
Financial year to date (72.7) (54.6) (18.1) (367.5)
(34.9)
Profit/(loss) before taxation
March 2010
643.6
487.6
156.0
457.4
232.1
December 2009 722.6 605.1 117.5 336.6 293.0
Financial year to date 1,933.5 1,553.1 380.4 921.8 692.2
Mining and income taxation
March 2010
229.0
172.3
56.7
219.8
92.1
December 2009 247.1 204.4 42.7 147.5
111.1
Financial year to date 673.7 534.7 139.0 436.8
272.6
- Normal taxation
March 2010
118.4
84.0
34.4
43.3
-
December 2009
102.8 74.7 28.1 122.0 -
Financial year to date 274.7 179.7 95.0 245.9
-
- Royalties
March 2010
61.6
47.5
14.1
13.7
29.0
December 2009 53.9 42.9 11.0 24.3 29.3
Financial year to date 166.7 130.0 36.7 57.3
85.3
- Deferred taxation
March 2010
49.0
40.8
8.2
162.8
63.1
December 2009 90.4 86.8 3.6 1.2
81.8
Financial year to date 232.3 225.0 7.3 133.6
187.3
Profit/(loss) before exceptional items
March 2010
414.6
315.3
99.3
237.6
140.0
December 2009 475.5 400.7 74.8 189.1
181.9
Financial year to date
1,259.8 1,018.4 241.4 485.0 419.6
Exceptional items
March 2010
-
-
-
-
-
December 2009 - - - 0.1
-
Financial year to date - - - 0.2
-
Net profit/(loss)
March 2010
414.6
315.3
99.3
237.6
140.0
December 2009
475.5 400.7 74.8 189.2 181.9
Financial year to date 1,259.8 1,018.4 241.4 485.2
419.6
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2010
414.6
315.3
99.3
250.5
144.5
December 2009 476.8 401.9 74.9 224.0
178.4
Financial year to date
1,262.2 1,020.7 241.5 631.1 419.9
Capital expenditure
March 2010
352.7
288.8
63.9
182.1
246.4
185.0
61.4
December 2009 322.8 274.1 48.7 183.0 311.6 211.7 99.9
Financial year to date 957.3 817.8 139.5 540.8
791.0
548.5 242.5
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

21 I GOLD FIELDS RESULTS Q3F2010
Operating and financial results
UNITED STATES DOLLARS
Total
Mine
Operations
South Africa Region
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
March 2010
14,263
3,580
1,402
1,028
726
424
December 2009 14,017 3.833 1,548 1,073 817 395
Financial year to date
41,839 11,184 4,490 3,142 2,334 1,218
Yield (ounces per ton)
March 2010
0.062
0.110
0.105
0.105
0.114
0.137
December 2009 0.070 0.136 0.121 0.146 0.131 0.181
Financial year to date 0.068 0.129 0.117 0.136 0.129 0.160
Gold produced (000 ounces)
March 2010
880.2
395.4
147.1
107.5
82.9
57.9
December 2009 982.1 522.7 187.3 157.1 106.7 71.6
Financial year to date 2,850.2 1,444.9 523.8 426.2 300.0 194.8
Gold sold (000 ounces)
March 2010
880.6
395.4
147.1
107.5
82.9
57.9
December 2009
983.6 522.7 187.3 157.1 106.7 71.6
Financial year to date 2,852.8 1,444.9 523.8 426.2 300.0 194.8
Gold price received (dollars per ounce)
March 2010
1,102
1,107
1,107
1,105
1,108
1,106
December 2009 1,096 1,094 1,091 1,092 1,098 1,098
Financial year to date
1,050 1,048 1,047 1,045 1,049 1,051
Total cash cost (dollars per ounce)
March 2010
703
889
811
987
855
956
December 2009 613 688 642 703 696 763
Financial year to date 631 728 680 754 727 804
Notional cash expenditure (dollars per ounce)
March 2010
1,003
1,288
1,074
1,358
1,138
1,914
December 2009 900 1,005 864 971 917 1,581
Financial year to date 906 1,054 909 1,028 956 1,649
Operating costs (dollars per ton)
March 2010
44
102
88
108
101
134
December 2009
44 97 81 107 94 142
Financial year to date 44 98 82 106 97 133
Financial Results ($ million)
Revenue
March 2010
971.2
438.8
163.3
119.4
92.0
64.1
December 2009
1,075.6 570.9 204.1 171.4 117.1 78.3
Financial year to date 2,995.1 1,513.6 548.6 445.4 314.8 204.9
Operating costs, net
March 2010
627.6
364.4
123.4
110.7
73.4
56.9
December 2009 613.0 373.6 125.3 115.2 77.0 56.1
Financial year to date 1,832.5 1,092.0 370.2 334.4 226.0 161.4
- Operating costs
March 2010
634.1
364.4
123.4
110.7
73.4
56.9
December 2009 623.0 373.6 125.3 115.2 77.0 56.1
Financial year to date 1,851.0 1,092.0 370.2 334.4 226.0 161.4
- Gold inventory change
March 2010
(6.5)
-
-
-
-
-
December 2009 (10.0) - - - - -
Financial year to date (18.5) - - - - -
Operating profit
March 2010
343.6
74.4
39.9
8.7
18.6
7.2
December 2009 462.6 197.3 78.8 56.3 40.1 22.2
Financial year to date 1,162.6 421.6 178.4 111.0 88.7 43.4
Amortisation of mining assets
March 2010
147.4
71.6
18.6
22.4
15.8
14.9
December 2009 149.7 81.8 19.6 27.8 19.1 15.3
Financial year to date 442.6 231.0 56.8 77.7 53.3 43.2
Net operating profit
March 2010
196.2
2.8
21.3
(13.7)
2.8
(7.6)
December 2009 312.9 115.5 59.1 28.4 21.0 6.9
Financial year to date
720.0 190.6 121.6 33.3 35.5 0.3
Other (expenses)/income
March 2010
(30.1)
(13.9)
(1.9)
(2.8)
(1.6)
(7.7)
December 2009 (31.5) (13.4) (3.6) (2.9) (1.7) (5.3)
Financial year to date (99.8) (37.3) (8.4) (7.8) (4.4) (16.8)
Profit/(loss) before taxation
March 2010
166.1
(11.1)
19.4
(16.4)
1.2
(15.4)
December 2009 281.4 102.1 55.5 25.6 19.3 1.7
Financial year to date 620.2 153.3 113.2 25.5 31.1 (16.5)
Mining and income taxation
March 2010
72.8
0.6
5.3
0.5
1.0
(6.2)
December 2009 100.0 33.5 19.4 6.1 7.4 0.7
Financial year to date 237.1 55.1 36.9 11.9 12.9 (6.6)
- Normal taxation
March 2010
18.8
(2.7)
(2.1)
(0.6)
-
-
December 2009 45.4
15.6 13.3 2.3 - -
Financial year to date
86.6
18.1 15.7 2.2 0.1 -
- Royalties
March 2010
15.8
1.7
1.2
0.2
0.2
0.1
December 2009 14.2 - - - - -
Financial year to date 42.4 1.7 1.2 0.2 0.2 0.1
- Deferred taxation
March 2010
38.1
1.6
6.2
1.0
0.8
(6.3)
December 2009 40.5 17.9 6.1 3.8 7.3 0.7
Financial year to date 108.1 35.3 20.0 9.5 12.6 (6.7)
Profit/(loss) before exceptional items
March 2010
93.3
(11.7)
14.2
(17.0)
0.2
(9.1)
December 2009
181.3 68.6 36.2 19.5 12.0 1.0
Financial year to date 383.2 98.2 76.3 13.6 18.2 (9.9)
Exceptional items
March 2010
(0.1)
(0.1)
-
-
0.1
(0.2)
December 2009 0.4 0.4 0.1 0.3 - -
Financial year to date
(0.1) (0.1) 0.2 0.3 (0.4) (0.2)
Net profit/(loss)
March 2010
93.2
(11.8)
14.2
(16.9)
0.3
(9.4)
December 2009 181.7 69.1 36.3 19.8 12.0 1.0
Financial year to date 383.0 98.1 76.5 13.9 17.8 (10.1)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2010
96.7
(11.9)
14.2
(17.0)
0.2
(9.3)
December 2009 184.7 68.8 36.2 19.6 12.0 1.0
Financial year to date 402.5 98.1 76.4 13.7 18.0 (10.0)
Capital expenditure
March 2010
248.8
144.7
34.6
35.2
20.9
53.9
December 2009
260.4 151.6 36.6 37.3 20.9 56.8
Financial year to date 731.8 430.6 106.0 103.8 60.9 159.8
Average exchange rates were US$1 = R7.50 and US$1 = R7.49 for the March 2010 and December 2009 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.76 and A$1 = R6.80 for the March 2010 and December 2009 quarters respectively.

GOLD FIELDS RESULTS Q3F2010 I 22
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
March 2010
7,296
5,942
1,354
1,554
1,833
1,619
214
1,833
1,619
214
December 2009
6,574 5,452 1,122 1,564 2,046 1,796 250 2,046 1,796 250
Financial year to date 20,227 16,524 3,703 4,656 5,772 5,073 699 5,772 5,073 699
Yield (ounces per ton)
March 2010
0.031
0.029
0.040
0.071
0.081
0.066
0.190
0.081
0.066
0.190
December 2009 0.033 0.032 0.040 0.063 0.070 0.053 0.188 0.070 0.053 0.188
Financial year to date 0.033 0.031 0.041 0.064 0.076 0.060 0.191 0.076 0.060 0.191
Gold produced (000 ounces)
March 2010
226.5
172.6
53.8
110.2
148.1
107.3
40.7
148.1
107.3
40.7
December 2009
218.1 172.8 45.3 98.4 142.9 96.0 46.9 142.9 96.0 46.9
Financial year to date
671.1 520.5 150.6 297.1 437.2 303.6 133.6 437.2 303.6 133.6
Gold sold (000 ounces)
March 2010
226.5
172.6
53.8
110.7
148.1
107.3
40.7
148.1
107.3
40.7
December 2009 218.1 172.8 45.3 99.9 142.9 96.0 46.9 142.9 96.0 46.9
Financial year to date 671.1 520.5 150.6 299.7 437.2 303.6 133.6 437.2 303.6 133.6
Gold price received
March 2010
1,114
1,111
1,122
1,064
1,098
1,098
1,100
1,219
1,218
1,221
(dollars per ounce)
December 2009
1,102 1,106 1,086 1,090 1,097 1,094 1,103 1,208 1,205 1,215
Financial year to date
1,059 1,059 1,056 1,041 1,050 1,051 1,049 1,195 1,196 1,193
Total cash cost
March 2010
589
565
667
303
681
732
547
755
811
606
(dollars per ounce) December 2009 524 492 643 378 637 724 461 703 798 509
Financial year to date 542 512 645 341 649 718 491 738 817 558
Notional cash expenditure
March 2010
783
783
783
532
931
994
766
1,033
1,103
850
(dollars per ounce)
December 2009
741 728 791 617 956 1,043 777 1,053 1,149 856
Financial year to date
734 733 735 580 905 978 740 1,030 1,113 842
Operating costs
March 2010
18
16
25
22
57
51
108
64
56
120
(dollars per ton) December 2009 18 16 26 23 46 40 92 51 44 101
Financial year to date 18 17 25 22 51 44 96 57 50 109
Financial Results ($ million)
Revenue
March 2010
252.4
191.9
60.4
117.4
162.7
117.7
45.0
180.8
131.0
49.8
December 2009 239.7 190.6 49.1 108.6 156.3 104.8 51.5 172.7 115.7 57.0
Financial year to date 710.4 551.4 159.0 312.0 459.1 319.1 140.0 522.3 363.0 159.3
Operating costs, net
March 2010
131.3
96.3
35.0
33.9
98.1
75.5
22.6
108.9
83.8
25.1
December 2009 110.3 81.9 28.4 36.9 92.2 71.1 21.1 101.4 78.3 23.2
Financial year to date 357.1 262.3 94.8 101.6 281.9 216.2 65.6 320.7 246.0 74.7
- Operating costs
March 2010
130.3
96.6
33.7
34.3
105.1
82.0
23.1
116.8
91.2
25.6
December 2009 118.4 89.2 29.2 36.2 94.8 71.8 23.0 104.4 79.0 25.4
Financial year to date 366.3 274.0 92.3 101.1 291.6 224.7 66.9 331.8 255.7 76.1
- Gold inventory change
March 2010
1.0
(0.3)
1.3
(0.4)
(7.0)
(6.5)
(0.4)
(8.0)
(7.4)
(0.5)
December 2009 (8.1) (7.3) (0.8) 0.6 (2.5) (0.7) (1.9) (2.9) (0.7) (2.2)
Financial year to date (9.2) (11.8) 2.5 0.5 (9.8) (8.5) (1.3) (11.1) (9.7) (1.4)
Operating profit
March 2010
121.0
95.6
25.4
83.5
64.6
42.3
22.3
71.9
47.2
24.7
December 2009 129.5 108.8 20.7 71.7 64.1 33.7 30.4 71.3 37.4 33.9
Financial year to date 353.3 289.1 64.2 210.4 177.2 102.8 74.4 201.6 117.0 84.6
Amortisation of mining
March 2010
31.2
27.2
4.0
13.8
30.8
34.3
assets December 2009 30.5 26.5 4.0 13.1 24.2 26.5
Financial year to date 89.3 77.6 11.8 40.8 81.5 92.8
Net operating profit
March 2010
89.9
68.4
21.5
69.7
33.7
37.6
December 2009 99.0 82.3 16.7 58.6 39.8 44.7
Financial year to date 264.0 211.5 52.4 169.6 95.7 108.8
Other (expenses)/income
March 2010
(4.0)
(3.2)
(0.8)
(9.3)
(2.9)
(3.2)
December 2009 (2.9) (1.9) (1.0) (14.2) (1.0) (1.2)
Financial year to date (9.6) (7.2) (2.4) (48.4) (4.6) (5.2)
Profit/(loss) before
March 2010
85.9
65.2
20.7
60.4
30.8
34.4
taxation
December 2009 96.1 80.4 15.7 44.4 38.8 43.5
Financial year to date 254.4 204.4 50.1 121.3 91.1 103.6
Mining and income taxation
March 2010
30.5
23.1
7.4
29.1
12.6
13.6
December 2009 32.9 27.2 5.7 19.5 14.2 16.5
Financial year to date 88.6 70.4 18.3 57.5 35.9 40.8
- Normal taxation
March 2010
15.7
11.2
4.5
5.8
-
-
December 2009 13.6 9.8 3.8 16.2 - -
Financial year to date 36.1 23.6 12.5 32.4 - -
- Royalties
March 2010
8.2
6.3
1.8
1.9
4.1
4.3
December 2009 7.2 5.7 1.5 3.2 3.7 4.3
Financial year to date 21.9 17.1 4.8 7.5 11.2 12.8
- Deferred taxation
March 2010
6.6
5.6
1.0
21.4
8.6
9.3
December 2009 12.1 11.6 0.5 0.1 10.5 12.2
Financial year to date 30.6 29.6 1.0 17.6 24.6 28.0
Profit/(loss) before
March 2010
55.4
42.1
13.3
31.4
18.2
20.8
exceptional items
December 2009 63.2 53.2 10.0 24.9 24.6 27.1
Financial year to date 165.8 134.0 31.8 63.8 55.2 62.8
Exceptional items
March 2010
-
-
-
-
-
-
December 2009 - - - - - -
Financial year to date - - - - - -
Net profit/(loss)
March 2010
55.4
42.1
13.3
31.3
18.2
20.8
December 2009 63.2 53.2 10.0 24.9 24.6 27.1
Financial year to date 165.8 134.0 31.8 63.8 55.2 62.8
Net profit/(loss) excluding
gains and losses on foreign
exchange, financial instru-
ments and exceptional items
March 2010
55.3
42.1
13.2
33.3
20.0
22.3
December 2009
63.4 53.4 10.0 29.7 22.8 27.5
Financial year to date 166.1 134.3 31.8 83.0 55.3 64.7
Capital expenditure
March 2010
46.9
38.4
8.5
24.3
32.9
24.7
8.2
36.3
27.3
9.0
December 2009 43.0 36.6 6.4 24.4 41.4 28.1 13.3 46.1 31.4 14.8
Financial year to date
126.0 107.6 18.4 71.2 104.1 72.2 31.9 118.4 82.1 36.3
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

23 I GOLD FIELDS RESULTS Q3F2010
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
Mar 2010
4,758.3
2,732.8
925.0
830.5
550.2
427.1
978.6
725.5
253.1
257.5
789.4
616.1
173.3
Dec 2009
4,665.4
2,798.2
938.2
862.7
576.1
421.2
885.9
667.2
218.7
271.8
709.5
537.2
172.3
Financial year to date        14,067.8
8,299.4
2,813.3
2,541.4
1,717.7
1,227.0
2,783.8
2,082.5
701.3
768.1
2,216.5
1,708.0
508.5
Gold-in-process and
Mar 2010
(19.8)
-
-
-
-
-
15.2
5.5
9.7
(2.4)
(32.6)
(30.0)
(2.6)
inventory change*
Dec 2009
(51.1)
-
-
-
-
-
(31.0)
(24.9)
(6.1)
3.7
(23.8)
(13.2)
(10.6)
Financial year to date
(84.1)
-
-
-
-
-
(26.6)
(45.7)
19.1
3.6
(61.1)
(52.3)
(8.8)
Less:
Mar 2010
31.0
22.3
8.9
6.9
4.1
2.4
2.9
2.6
0.3
3.0
2.8
2.3
0.5
Rehabilitation costs
Dec 2009
30.5
22.5
9.0
7.0
4.1
2.4
2.0
1.9
0.1
3.0
3.0
2.4
0.6
Financial year to date
91.2
67.1
26.8
20.8
12.3
7.2
6.5
5.8
0.7
9.1
8.5
6.9
1.6
Production taxes
Mar 2010
7.5
7.5
1.6
3.4
1.2
1.3
-
-
-
-
-
-
-
Dec 2009
6.6
6.6
0.8
3.3
1.2
1.3
-
-
-
-
-
-
-
Financial year to date
21.8
21.8
4.2
10.2
3.6
3.8
-
-
-
-
-
-
-
General and admin
Mar 2010
178.6
86.1
30.3
29.2
16.3
10.3
51.7
44.2
7.5
14.3
26.5
16.3
10.2
Dec 2009
176.8
81.8
28.2
28.3
15.5
9.8
50.9
45.9
5.0
14.2
29.9
21.2
8.7
Financial year to date
523.2
250.4
89.9
80.8
48.9
30.8
152.7
134.0
18.7
42.6
77.5
52.1
25.4
Cash operating costs
Mar 2010
4,521.4
2,616.9
884.2
791.0
528.6
413.1
939.2
684.2
255.0
237.8
727.5
567.5
160.0
Dec 2009
4,400.4
2,687.3
900.2
824.1
555.3
407.7
802.0
594.5
207.5
258.3
652.8
500.4
152.4
Financial year to date        13,347.5
7,960.1
2,692.4
2,429.6
1,652.9
1,185.2
2,598.0
1,897.0
701.0
720.0
2,069.4
1,596.7
472.7
Plus:
Mar 2010
7.5
7.5
1.6
3.4
1.2
1.3
-
-
-
-
-
-
-
Production taxes
Dec 2009
6.6
6.6
0.8
3.3
1.2
1.3
-
-
-
-
-
-
-
Financial year to date
21.8
21.8
4.2
10.2
3.6
3.8
-
-
-
-
-
-
-
Royalties
Mar 2010
117.3
12.9
9.3
1.4
1.3
0.9
61.6
47.5
14.1
13.7
29.1
21.9
7.2
Dec 2009
107.5
-
-
-
-
-
53.9
42.9
11.0
24.3
29.3
19.7
9.6
Financial year to date
322.2
12.9
9.3
1.4
1.3
0.9
166.7
130.0
36.7
57.3
85.3
59.9
25.4
TOTAL CASH COST
(2)
Mar 2010
4,646.2
2,637.3
895.1
795.8
531.1
415.3
1,000.8
731.7
269.1
251.5
756.6
589.4
167.2
Dec 2009
4,514.5
2,693.9
901.0
827.4
556.5
409.0
855.9
637.4
218.5
282.6
682.1
520.1
162.0
Financial year to date       13,691.5
7,994.8
2,705.9
2,441.2
1,657.8
1,189.9
2,764.7
2,027.0
737.7
777.3
2,154.7
1,656.6
498.1
Plus:
Mar 2010
1,076.3
536.2
139.1
167.0
118.3
111.8
227.3
197.3
30.0
101.8
211.0
Amortisation*
Dec 2009
1,094.9
612.7
147.1
208.1
143.0
114.5
197.6
168.2
29.4
99.4
185.2
Financial year to date
3,307.6
1,755.3
431.7
590.8
404.8
328.0
635.5
546.0
89.5
310.2
606.6
Rehabilitation
Mar 2010
31.0
22.3
8.9
6.9
4.1
2.4
2.9
2.6
0.3
3.0
2.8
Dec 2009
30.5
22.5
9.0
7.0
4.1
2.4
2.0
1.9
0.1
3.0
3.0
Financial year to date
91.2
67.1
26.8
20.8
12.3
7.2
6.5
5.8
0.7
9.1
8.5
TOTAL PRODUCTION
Mar 2010
5,753.5 3,195.8
1,043.1
969.7
653.5
529.5
1,231.0
931.6
299.4
356.3
970.4
COST
(3)
Dec 2009
5,639.9 3,329.1
1,057.1
1,042.5
703.6
525.9
1,055.5
807.5
248.0
385.0
870.3
Financial year to date        17,090.3
9,817.2
3,164.4
3,052.8
2,074.9
1,525.1
3,406.7
2,578.8
827.9
1,096.6
2,769.8
Gold sold
Mar 2010
880.6
395.4
147.1
107.5
82.9
57.9
226.5
172.6
53.8
110.7
148.1
107.3
40.7
– thousand ounces
Dec 2009
983.6
522.7
187.3
157.1
106.7
71.6
218.1
172.8
45.3
99.9
142.9
96.0
46.9
Financial year to date
2,852.8
1,444.9
523.8
426.2
300.0
194.8
671.1
520.5
150.6
299.7
437.2
303.6
133.6
TOTAL CASH COST
Mar 2010
703
889
811
987
855
956
589
565
667
303
681
732
547
– US$/oz
Dec 2009
613
688
642
703
696
763
524
492
643
378
637
724
461
Financial year to date
631
728
680
754
727
804
542
512
645
341
649
718
491
TOTAL CASH COST
Mar 2010          169,538
214,467        195,650     237,978
206,092
230,594
141,877        136,156
160,179
73,068
164,050
176,361
131,654
– R/kg
Dec 2009         147,648
165,707       154,678      169,306
167,722
183,655
126,369       118,719
155,627
90,897
153,730
174,413
111,340
Financial year to date         154,303
177,899        166,077     184,172
177,647
196,353
132,453       125,208
157,494
83,392
158,469
175,432
119,909
TOTAL PRODUCTION
Mar 2010
871
1,078
946
1,203
1,052
1,219
725
720
742
429
874
COST – US$/oz
Dec 2009
766
850
754
886
881
981
646
624
730
515
813
Financial year to date
788
894
795
943
910
1,030
668
652
723
481
834
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.50 and US$1 = R7.49 for the March 2010 and December 2009 quarters respectively.

GOLD FIELDS RESULTS Q3F2010 I 24
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Sustaining capital
March 2010
1,322.4
649.6
227.9
264.6
157.1
-
327.4
288.8
38.6
182.1
163.3
125.5
37.8
December 2009
1,394.9
680.8
244.5
279.9
156.4
-
306.8
274.1
32.7
183.0
224.3
163.8
60.5
Financial year to date
3,944.2
1,957.9
706.0
788.8
463.1
-
905.8
817.8
88.0
540.8
539.7
398.1
141.6
Project capital
March 2010
404.1
404.1
-
-
-
404.1
-
-
-
-
-
-
-
December 2009
426.5
426.5
-
-
-
426.5
-
-
-
-
-
-
-
Financial year to date
1,214.6
1,214.6
-
-
-
1,214.6
-
-
-
-
-
-
-
Uranium capital
March 2010
31.6
31.6
31.6
-
-
-
-
-
-
-
-
-
-
December 2009
29.5
29.5
29.5
-
-
-
-
-
-
-
-
-
-
Financial year to date
99.7
99.7
99.7
-
-
-
-
-
-
-
-
-
-
Brownfields exploration
March 2010
108.4
-
-
-
-
-
25.3
-
25.3
-
83.1
59.5
23.6
December 2009
103.3
-
-
-
-
-
16.0
-
16.0
-
87.3
47.9
39.4
Financial year to date
302.8
-
-
-
-
-
51.5
-
51.5
-
251.3
150.4
100.9
Total capital expenditure
March 2010
1,866.5
1,085.3
259.5
264.6
157.1
404.1
352.7
288.8
63.9
182.1
246.4
185.0
61.4
December 2009
1,954.2
1,136.8
274.0
279.9
156.4
426.5
322.8
274.1
48.7
183.0
311.6
211.7
99.9
Financial year to date
5,561.3
3,272.2
805.7
788.8
463.1
1,214.6
957.3
817.8
139.5
540.8
791.0
548.5
242.5
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
March 2010
4,758.3
2,732.8
925.0
830.5
550.2
427.1
978.6
725.5
253.1
257.5
789.4
616.1
173.3
December 2009
4,665.4
2,798.2
938.2
862.7
576.1
421.2
885.9
667.2
218.7
271.8
709.5
537.2
172.3
Financial year to date       14,067.8
8,299.4
2,813.3
2,541.4
1,717.7
1,227.0
2,783.8
2,082.5
701.3
768.1
2,216.5
1,708.0
508.5
Capital expenditure
March 2010
1,866.5
1,085.3
259.5
264.6
157.1
404.1
352.7
288.8
63.9
182.1
246.4
185.0
61.4
December 2009
1,954.2
1,136.8
274.0
279.9
156.4
426.5
322.8
274.1
48.7
183.0
311.6
211.7
99.9
Financial year to date
5,561.3
3,272.2
805.7
788.8
463.1
1,214.6
957.3
817.8
139.5
540.8
791.0
548.5
242.5
Notional cash expenditure
March 2010
241,860
310,490
258,907
327,482
274,466
461,521
188,730
188,742
188,690
128,238
224,588       239,707     184,803
– R/kg
December 2009
216,830
242,050
208,103
233,804
220,766
380,647
178,459
175,321
190,456
148,530
230,133      251,140      187,079
Financial year to date
221,417
257,490
222,120
251,241
233,691
402,904
179,232
179,153
179,505
141,625
221,188       238,960     180,790
Notional cash expenditure
March 2010
1,003
1,288
1,074
1,358
1,138
1,914
783
783
783
532
931
994
766
– US$/oz
December 2009
900
1,005
864
971
917
1,581
741
728
791
617
956
1,043
777
Financial year to date
906
1,054
909
1,028
956
1,649
734
733
735
580
905
978
740
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

25 I GOLD FIELDS RESULTS Q3F2010
Underground and surface
South African rand and metric units
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total Driefontein
Kloof
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St
Ives
Agnew
Ore milled / treated (000 ton)
- underground
March 2010
2,469
2,027
651
454
610
312
-
-
-
-
442
290
152
December 2009 3,015 2,501 720 612 786 383 - - -
-
514 367 147
Financial year to date 8,570 7,064 2,079 1,779 2,164 1,042 - - -
-
1,506 1,019 487
- surface
March 2010
11,794
1,553
751
574
116
112
7,296
5,942
1,354
1,554
1,391
1,329
62
December 2009 11,002 1,332 828 461 31 12
6,574 5,452 1,122
1,564
1,532 1,429 103
Financial year to date 33,269 4,120 2,411 1,363 170 176 20,227 16,524 3,703
4,656
4,266 4,054 212
- total
March 2010
14,263
3,580
1,402
1,028
726
424
7,296
5,942
1,354
1,554
1,833
1,619
214
December 2009 14,017 3,833 1,548 1,073 817 395 6,574 5,452 1,122
1,564 2,046 1,796 250
Financial year to date 41,839 11,184 4,490 3,142 2,334 1,218 20,227 16,524 3,703
4,656
5,772 5,073 699
Yield (grams per ton)
- underground
March 2010
5.6
5.6
6.2
6.6
4.0
6.2
-
-
-
-
6.0
4.9
8.0
December 2009 6.0 6.1 7.2 7.5 4.2 6.2 - - -
-
5.3 3.6 9.3
Financial year to date 5.8 5.9 6.9 6.9 4.2 6.3 - - - - 5.5 4.2 8.1
- surface
March 2010
1.1
0.7
0.7
0.6
1.0
0.6
1.0
0.9
1.2
2.2
1.4
1.4
0.9
December 2009 1.1 0.7 0.8 0.6 1.0 0.6 1.0 1.0 1.3
2.0
1.1 1.2 0.8
Financial year to date 1.2 0.8 0.8 0.7 1.0 0.6 1.0 1.0 1.3
2.0
1.3 1.3 0.9
- combined
March 2010
1.9
3.4
3.3
3.3
3.5
4.2
1.0
0.9
1.2
2.2
2.5
2.1
5.9
December 2009 2.2 4.2 3.8 4.6 4.1 5.6 1.0 1.0 1.3
2.0
2.2 1.7 5.8
Financial year to date 2.1 4.0 3.6 4.2 4.0 5.0 1.0 1.0 1.3
2.0
2.4 1.9 5.9
Gold produced (kilograms)
- underground
March 2010
13,892
11,255
4,065
2,991
2,462
1,737
-
-
-
-
2,637
1,425
1,212
December 2009 17,981 15,274 5,168 4,598 3,288 2,220 - - -
- 2,707 1,338 1,369
Financial year to date 50,088 41,846 14,390 12,338 9,158 5,960 - - - - 8,242 4,277 3,965
- surface
March 2010
13,499
1,042
510
353
115
64
7,054
5,374
1,680
3,428
1,975
1,917
58
December 2009 12,548 983 657 289 30 7 6,773 5,369 1,404
3,062
1,730 1,644 86
Financial year to date 38,564 3,094 1,903 917 174 100 20,873 16,189 4,684
9,242
5,355 5,166 189
- total
March 2010
27,391
12,297
4,575
3,344
2,577
1,801
7,054
5,374
1,680
3,428
4,612
3,342
1,270
December 2009 30,529 16,257 5,825 4,887 3,318 2,227 6,773 5,369 1,404
3,062
4,437 2,982 1,455
Financial year to date 88,652 44,940 16,293 13,255 9,332 6,060 20,873 16,189 4,684
9,242
13,597 9,443 4,154
Operating costs (Rand per ton)
- underground
March 2010
1,243
1,300
1,324
1,770
900
1,345
-
-
-
-
985
936
1,078
December 2009 1,040 1,084 1,212 1,378 732 1,098 - - -
-
825 714 1,101
Financial year to date 1,085 1,137 1,259 1,394 793 1,167 - - -
-
844 770 998
- surface
March 2010
143
63
84
47
8
66
134
122
187
166
255
259
152
December 2009 139 65 79 43 13 58 135 122 195
174
186 192 102
Financial year to date 143 65 81 45 9 63 138 126 189
165
222 228 107
- total
March 2010
334
763
660
808
758
1,007
134
122
187
166
431
381
810
December 2009 333 730 606 804 705 1,066 135 122 195
174
347 299 689
Financial year to date 336 742 627 809 736 1,007 138 126 189
165
384 337 727
#   March quarter includes 34,000 tons (December quarter 24,000 tons) of waste processed from underground and 98,000 tons year to date. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS Q3F2010 I 26
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
March 2010 quarter
December 2009 quarter Year to date F2010
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main VCR
Carbon
Leader
Main VCR
Advanced (m)
3,468
582
1,311
3,806 577 1,462 10,993 1,920 4,364
Advanced on reef (m)
580
55
140
704 37 126 2,078 112 349
Sampled (m)
672
72
111
603 111 78 1,947 183 267
Channel width (cm)
80
59
44
72 60 64 75 60 66
Average value - (g/t)
27.5
5.2
40.5
19.5 6.2 14.2 23.5 5.8 21.7
- (cm.g/t)
2,210
305
1,792
1,402 369 916 1,762 344 1,443
Kloof
March 2010 quarter
December 2009 quarter Year to date F2010
Reef
Kloof
Main
VCR
Kloof Main VCR Kloof Main VCR
Advanced (m)
226
907
3,537
191 1,388 4,644 631 3,709 12,922
Advanced on reef (m)
12
174
629
20 297 823 85 673 2,117
Sampled (m)
11
156
568
23 243 660 89 525 1,760
Channel width (cm)
119
101
134
201 91 129 192 107 131
Average value - (g/t)
17.7
7.6
20.2
17.4 7.6 23.4 15.4 7.0 21.9
- (cm.g/t)
2,116
770
2,709
3,503 691 3,032 2,948 749 2,870
Beatrix
March 2010 quarter
December 2009 quarter Year to date F2010
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
5,146
1,743
5,837 2,042 16,024 5,758
Advanced on reef (m)
886
291
1,192 488 2,785 1,189
Sampled (m)
774
267
936 486 2,292 1,167
Channel width (cm)
110
115
123 82 120 96
Average value - (g/t)
12.8
27.5
9.8 40.4 9.5 29.2
- (cm.g/t)
1,417
3,174
1,203 3,296 1,144 2,803
South Deep
March 2010 quarter
December 2009 quarter Year to date F2010
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,321
2,606 7,642
- Main above 95 level (m)
1,440
1,394 4,189
- Main below 95 level (m)
881
1,212 3,453
Advanced on reef (m)
1,227
1,281 3,756
Average value - (g/t)
5.1
4.8 5.0
1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:           (+27)(11) 562 9742
Fax:           (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel:       (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:        (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel:        (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:          (+27)(11) 370 5000
Fax:          (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax:          +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance
or achievements expressed or implied by such forward
looking statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the ability to
achieve anticipated efficiencies and other cost savings
in connection with past and future acquisitions,
exploration and development activities; decreases in
the market price of gold and/or copper; hazards
associated with underground and surface gold mining;
labour disruptions; availability terms and deployment of
capital or credit; changes in government regulations,
particularly environmental regulations; and new
legislation affecting mining and mineral rights; changes
in exchange rates; currency devaluations; inflation and
other macro-economic factors, industrial action,
temporary stoppages of mines for safety and
unplanned maintenance reasons; and the impact of the
AIDS crisis in South Africa. These forward looking
statements speak only as of the date of this document.

The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:          (+27)(11) 562 9700
Fax:          (+27)(11) 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:          (+44)(20) 7499 3916
Fax:         (+44)(20) 7491 1989

American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel:           (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Directors
A J Wright (Chairman) °
N J Holland *
(Chief Executive Officer)
PA Schmidt (Chief Financial Officer)
K Ansah
#
°
R Dañino **°
A R Hill

°
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
CA Carolus °
* British
#
Ghanaian

Canadian
** Peruvian                                              ° Independent Director                  Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 May 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs